NAVTEQ

One World. One Map.









2004 Annual Report

NAVTEQ

NAVTEQ is a leading provider of maps used in the growing digital navigation industry.

We are building the foundation of a new world: a map that is so rich, accurate, and reliable that users can see not only where they are, but what is around them.

We are a company focused on creating a better-informed, interconnected world. A world in which travelers know their way. Mobile consumers connect with friends and family. A world of nearly endless possibilities. This is our focus. Our obsession. This is who we are.

NAVTEQ. One World. One Map.



NAVTEQ Corporation and Subsidiaries
Selected Financial Data

Consolidated Statement of Operations Data: (in thousands, except per share amounts)	Years Ended December 31, 2000	2001	2002	2003	2004
Net revenue	$ 82,195	110,431	165,849	272,623	392,858
Operating costs and expenses:					
Database creation and distribution costs	79,548	82,343	92,499	125,841	186,330
Selling, general, and administrative expenses	53,966	56,979	63,422	83,024	111,942
Total operating costs and expenses	133,514	139,322	155,921	208,865	298,272
Operating income (loss)	(51,319)	(28,891)	9,928	63,758	94,586
Interest income (expense), net (1)	(57,743)	(17,383)	(668)	380	1,134
Other income (expense), net (1)	(506)	(70,325)	—	6,163	(1,892)
Income (loss) before income taxes	(109,568)	(116,509)	9,260	70,301	93,828
Income tax benefit (expense) (2)	—	—	(1,105)	165,514	(39,762)
Net income (loss)	(109,568)	(116,509)	8,155	235,815	54,066
Cumulative preferred stock dividends	—	(91,417)	(110,464)	—	—
Net income (loss) applicable to common stockholders	$ (109,568)	(207,926)	(102,309)	235,815	54,066
Earnings (loss) per share of common stock:					
Basic	$ (3.87)	(7.31)	(2.41)	2.81	0.62
Diluted	$ (3.87)	(7.31)	(2.41)	2.69	0.59
Weighted average shares used in per share computation:					
Basic	28,333	28,441	42,446	84,062	86,509
Diluted	28,333	28,441	42,446	87,593	92,001

Consolidated Balance Sheet Data: (in thousands)	As of December 31, 2000	2001	2002	2003	2004
Cash and cash equivalents	$ 7,516	7,506	9,427	1,982	30,101
Cash on deposit with affiliate	—	5,000	10,000	65,307	—
Marketable securities	—	—	—	—	72,930
Working capital (deficit)	(24,481)	(16,388)	(8,633)	82,088	97,587
Deferred income tax assets (2)	—	—	—	172,065	142,765
Total assets	51,263	62,476	80,327	325,165	364,708
Long-term debt (1)	339,733	—	—	—	—
Total stockholders' equity (deficit) (1)	(345,908)	3,571	11,237	217,911	232,818

Consolidated Statement of Cash Flow Data: (in thousands)	Year Ended December 31, 2000	2001	2002	2003	2004
Cash flow provided by (used in) operating activities	$ (45,602)	(11,501)	22,234	65,948	106,422
Capital expenditures	(10,314)	(5,119)	(2,156)	(9,269)	(12,875)
Capitalized software development costs	(7,848)	(10,773)	(10,027)	(9,966)	(12,792)
Total capital expenditures and capitalized software development costs	(18,162)	(15,892)	(12,183)	(19,235)	(25,667)
Depreciation and amortization	5,193	8,541	10,563	12,030	15,568

(1) Our outstanding borrowings with Philips Consumer Electronics Services B.V. were extinguished in exchange for preferred stock during 2001. We recognized a loss on the extinguishment of $69,568, which is reflected in other income (expense), net for 2001.

(2) During 2003, the valuation allowance on deferred tax assets was reversed, resulting in a benefit of $168,752. During 2004, the balance of deferred tax assets was adjusted due to changes in corporate income tax rates, primarily in The Netherlands, resulting in expense of $3,824.

Revenue
(in millions)


$450
400
350
300
250
200
150
100
50
2000
2001
2002
2003
2004

Operating Income (Loss)
(in millions)


$120
100
80
60
40
20
(20)
(40)
(60)
2000
2001
2002
2003
2004

Net Income (Loss)
(in millions)


$300
250
200
150
100
50
(50)
(100)
(150)
2000
2001
2002
2003
2004

Cash Flow from Operations
(in millions)


$120
100
80
60
40
20
(20)
(40)
(60)
2000
2001
2002
2003
2004

NAVTEQ


Parliament
Square
Piccadilly
Circus

TO OUR STOCKHOLDERS

2004 was a momentous year for our Company. Among the milestones: a successful initial public offering, continued global expansion of our map product portfolio, and record revenues. Total revenues for the year grew by 44 percent over 2003. This growth was driven by sales increases in both Europe and North America. Operating income rose 48 percent over 2003.

This year also saw the addition of three independent members to our board: Christopher B. Galvin, William L. Kimsey, and Scott Miller. We look forward to the invaluable strategic counsel these new directors will provide.

Indeed, this is an exciting time for our industry. NAVTEQ is at the forefront of providing digital maps for the exploding navigation market that uses Global Positioning System (GPS) technology. Consumers around the globe are increasingly familiar with these products, using them for navigation in vehicles, as mobile consumers, and on the Internet. Major marketing campaigns explaining and selling location-enabled devices are becoming commonplace, driving interest, sales, and usage.

Judson C. Green
President and CEO
NAVTEQ



The Company continues to benefit from the growing commercialization of GPS-enabled products. Around the world, there is increasing demand for in-vehicle navigation, and for location-based services on PDAs, cell phones, and other mobile devices.

To meet this demand, we continue to invest in maintaining our position as a premier provider of digital maps around the world. Every automobile manufacturer that currently offers a navigation system in North America and Europe uses NAVTEQ™ maps in one or more of its models. In addition, NAVTEQ maps are used by the leading Internet mapping sites and a growing number of wireless, location-based service providers.



We continue to increase the breadth and depth of our map coverage. This effort helps strengthen our customers' products, inspires innovation and the creation of new services, and lays the foundation for future growth and even greater stockholder value.

Among the important map-building projects completed in 2004 were significant enhancements in our European coverage. We finished our full coverage effort in Italy and France and expanded coverage of the critical, growing Eastern Europe market.

NAVTEQ now provides coverage in 44 countries. This is just the beginning. We're moving next to expand coverage in the Middle East and Asia and launch coverage in South America. This positions us to meet the growing demand for navigation and location-based services around the world.

Another 2004 milestone was the announcement of a joint venture with China NavInfo, a leading provider of navigable digital maps in China. This joint venture will enable us to provide NAVTEQ™ formatted map data to one of the world's largest and most-promising markets, while meeting our customers' requirements for this market.

In 2004, NAVTEQ also took the lead in a vital new technology to help fuel growth of the navigation industry: we launched the first real-time traffic service for North American in-vehicle navigation systems.

The service gives drivers detailed, continuously updated traffic information about the roads they're traveling, 24 hours a day, seven days a week. Launched in 20 major U.S. metropolitan areas, NAVTEQ TRAFFIC™ is transforming in-vehicle navigation into a tool that drivers increasingly will rely on for everyday use.

Our focus on a superior map has enabled us to build long-standing relationships with key companies throughout the world. These relationships go beyond simply delivering our database. We listen to what our customers and partners need. We work with them to enable the development of innovations that will drive market expansion by meeting and exceeding end user expectations. Such interaction is the root of innovation and a key to long-term industry growth. In 2004, it helped launch development of a range of ideas, among them improvements to both map content and display that will, ultimately, offer a more-realistic visual experience for the end users of navigation products.



We're also building our business by offering and promoting map updates. By working with customers to make regular, consistent map-update programs part of their business models, we're ensuring the maps they offer are fresher and even more reliable. This gives us another strong tie to our customers while increasing consumer satisfaction.

Our high quality standards and our commitment to growing and leading the market continue to help us win business. Our commitment to technical innovation has helped reinforce our position as a highly skilled industry leader. During 2004, our ongoing development efforts earned the Company 42 patents, bringing our total at year's end to 166.

In vehicles and on websites, within handhelds and PDAs—virtually everywhere you turn today—you'll find products and services powered by NAVTEQ maps. As we look down the road, we remain driven by a shared vision: a vision of smarter, safer travel and better-informed mobile consumers. A vision of always getting it right, then doing it better.

A vision of one world with one map.

NAVTEQ



EXPANDING COVERAGE

Making the leading map even better.

NAVTEQ has become a leader in the navigation marketplace by creating a map that is detailed, accurate, and reliable. At every level of the company, the focus is on building and enhancing that map. In 2004, we increased our financial investment into the database by over 20% from 2003.

More complete coverage in the U.S. and throughout North America.

In 2004, NAVTEQ launched our first Alaska product. This enabled full, cross-continent routing; travelers can use our maps to navigate from, to, and through Canada, the United States, and Mexico.

Completing full coverage in France and Italy. And significant expansion in Eastern Europe.

NAVTEQ listens closely to its customers. Last year, to meet demand for full coverage in France and Italy, we added field analysts to serve those areas. We now offer full coverage of both countries.

The Company also has completed significant mapping projects in critical markets throughout Eastern Europe. In 2004, we established coverage in key areas of Hungary, Poland, and Slovenia. In 2005, we are planning to release additional coverage for Poland and Slovenia, and introduce additional Eastern European countries including Croatia, Romania, and all three Baltic countries.

This important expansion in Eastern Europe will eventually encompass several million potential navigation customers. Once completed, it will allow seamless navigation throughout Europe, opening the door to a wide range of improved products and services.

In China, it's a joint venture in a vital region.

NAVTEQ has long been focused on offering map data to enable global creation of world-class navigation applications and location-based services. In 2004, we made an important commitment to the large and significant Chinese market.

On October 15, we launched a joint venture with China NavInfo, a leading provider of navigable digital maps in China. Working together as NAV2, the joint venture combines NavInfo's map development expertise, as a provider of China's first navigable map, and NAVTEQ's global marketing and technical map building know-how.

Around the world, expanding in key nations and markets.

In 2004, NAVTEQ field teams continued to build out coverage worldwide. Our vision is to focus on key strategic markets, creating the rich, detailed coverage in those markets that will encourage industry growth and drive success for our customers' products. A key addition in 2004 was complete coverage of Hong Kong, which gave us a global reach that extends across 44 countries and four continents.







NAVTEQ


M 4 London (W). Heathrow
(Terminals 1, 2 & 3)
Watford & M 1, Harlow M 11
Oxford M 40
M 2
50
50
50
50

IMPROVING AND REFINING CONTENT

Enhancing the end user experience.

We believe the depth and richness of our map content is a key to attracting and keeping users of our customers' navigation products. That's why NAVTEQ is determined to lead the way in the marketplace with content that offers a richer, more complete, multidimensional experience. The year just completed saw a number of important steps toward that goal.



Accuracy. It's in the map content. And in the way you see it.

In 2004, we launched many new content features and first-ever visual enhancements. Among the key features now available or in the testing stages for NAVTEQ customer applications:

- **Elevation contours.** A visual representation of mountains, hills, valleys—all changes in elevation.
- **Variable and special speeds.** Limits that change due to time of day or conditions (school zones, foggy areas, etc.).
- **Landmark footprints.** The two-dimensional outlines of the most-important landmarks in a downtown area.
- **City footprints.** An expansion of landmark footprints to include all of the key buildings in a central business district.
- **3-D buildings.** Enhanced visuals showing everything from the shape of a building to the spires of a church.
- **Extended lanes.** Map detail that illustrates complex lane configurations ahead, informing drivers which lane to choose to accomplish a turn.
- **Complex Points of Interest (POI).** Advanced guidance to POIs that are set back from a main road; for example, showing a footpath to a monument or an access road to a sports arena.


AVENUE
EIFFEL

Changing the way a nation commutes with NAVTEQ TRAFFIC.™

2004 marked the introduction of NAVTEQ TRAFFIC, a service that gives the U.S. market something never available before: robust, accurate, location-specific traffic information displayed in real-time on a vehicle's navigation system.

Available in 20 major U.S. metropolitan areas, NAVTEQ TRAFFIC was launched in October, via XM Satellite Radio, on board Honda Motor Company's 2005 Acura RL. At the heart of the service is a traffic data feed that is fresh, detailed, and accurate. That feed relies not just on one source of traffic data. It takes the highest quality data (scheduled and unscheduled incidents and traffic flow) from multiple suppliers—sources that passed our rigorous and ongoing testing standards. That data is linked to the NAVTEQ™ map, continuously aggregated, processed, and delivered to the vehicle, enabling end users to make intelligent routing and rerouting decisions.


CONSTRUCTION
I-5 N at I-605, Road construction



NAVTEQ



CUSTOMER RELATIONSHIPS: THE FOUNDATION OF OUR SUCCESS

Forging the partnerships that will shape a new world.

Our future success is rooted in long-standing relationships in which we serve our customers and partners in many areas of endeavor. NAVTEQ offers our customers:

- **Technical expertise.** Defining and implementing the software and data support our customers need to successfully launch a product or service.
- **Marketing insight.** Developing tools and programs to support selling customers' products.
- **Distribution services.** Providing worldwide distribution of our data on behalf of automotive manufacturers and other OEMs.

Building on a long-term relationship with BMW.

Since 1994, when BMW introduced NAVTEQ™ map data in the BMW 7 series, we have had a strong and successful working partnership with BMW. As a tier one supplier, we work directly with the company to provide the support necessary for BMW to develop and refine their onboard navigation systems.

Our relationship enables us to create the technologies that help BMW maintain its role as a leader in the automotive world. At the same time, those innovations allow us to build an even stronger future for the navigation industry.

Providing a solid solution for an important market leader: Dell.

In 2004, consumer electronics leader Dell, Inc. chose NAVTEQ as prime contractor for an important new product. The project required us to work closely with Dell to meet their rigorous guidelines and deliver a Bluetooth® GPS Navigation Kit—assembled, tested, certified, supported, and ready for customer sales, worldwide—in six months.

We not only met the deadline, we helped ensure a successful product introduction. Today, the sales success of this new Dell navigation tool has set the stage for additional projects from an important customer.

A strong partnership with Mercedes-Benz USA.

Over the past several years, Mercedes-Benz USA and NAVTEQ have forged a solid partnership that has helped build and sustain a strong in-vehicle navigation program.

NAVTEQ assists Mercedes-Benz in marketing map updates to consumers, an effort that includes providing collateral, training, and infrastructure for the NavUpdate program.

NAVTEQ also supplies Mercedes-Benz with a wide range of distribution services, including replicating, packaging, and distributing map disks, management of the map versions, and answering customer questions through our call center.








DELL
NAVTEQ
NAVTEQ

Companies Using NAVTEQ™ Data (partial listing)

AAA • ADAC • Aisin AW • ALK • Alpine • ALTURION • American Honda Motor Company AOL/Mapquest.com • ATX • Autodesk • BellSouth • BMW Group • Bosch • City of Boston • Clarion Cobra • DaimlerChrysler • Dell • Delphi • DENSO • Descartes • ESRI • Fiat • Ford Motor Company Garmin • General Motors • GeoConcept • GeoDecisions • Harman-Becker • Hewlett Packard • Intergraph Kivera • Lowrance Electronics • Magneti Marelli • Mapopolis • Maporama • Maptuit • Medion Mercedes-Benz • Microsoft • Mitsubishi • Motorola • National Geospatial-Intelligence Agency (NGA) Navigation Solutions • NAVIGON • Netropa • Networks in Motion • New York City Fire Department New York State Police • Nissan Motor Company • OnStar • Oracle • Orange • Panasonic • Peugeot Porsche • PTV AG • Rand McNally • RedSky Mobile • Renault • Route 66 • RouteSmart Technologies Siemens VDO • SIRIUS Satellite Radio • Space Imaging • Telcontar • Televigation • Telmap Texas Department of Transportation • Thales Navigation • t-info • Toyota Motor Corporation TransDecisions • Trapeze Software • UPS Logistics • VAG • VersaTrans Solutions • Vindigo • Visteon Waste Management • Xanavi • XM Satellite Radio • Yahoo! • Zenrin

NAVTEQ



A LOOK FORWARD

One map. And a bright future.

At NAVTEQ, *we're always looking ahead. Ours is a company of pioneers, innovators focused on* building stockholder value by revolutionizing not just the way people travel, but also the way they interact with each other and the world around them. Our vision, shared by our customers and partners, is of a world that is both safer and smarter, where the journey through life and business is more convenient and more satisfying.

We are creating the map—rich and reliable—for this new world. That map is enabling our customers to innovate in extraordinary ways; they're developing new location-aware devices and services that give:

- Consumers and businesses relevant information about where they are, where they want to go, and what they'll find there.
- Manufacturers the support to create systems designed to improve vehicle safety.
- Companies and their mobile workers a new level of productivity, easily and quickly finding new opportunities and better ways to do business.

We look ahead to helping build this exciting, connected, interactive world. A world that is more productive and informed.

Board of Directors

Christopher B. Galvin
Chairman of the Board
NAVTEQ
Former Chairman of the Board and
Chief Executive Officer
Motorola

Judson C. Green
President and Chief Executive Officer
NAVTEQ

Wilhelmus C.M. Groenhuysen
Senior Vice President and
Chief Financial Officer
Philips Electronics North America

William L. Kimsey
Former Global Chief Executive Officer
Ernst & Young

Richard J.A. de Lange
Former Chairman of the Board and
Chief Executive Officer
Philips Electronics Nederland B.V.

Scott D. Miller
Chief Executive Officer
Six Sigma Academy and G100

Dirk-Jan van Ommeren
Chairman of the Board of Managing Directors
Oranje-Nassau Groep B.V.

Officers

Judson C. Green
President and Chief Executive Officer

Denis M. Cohen
Executive Vice President, Europe Sales

John K. MacLeod
Executive Vice President,
Global Marketing and Strategy

David B. Mullen
Executive Vice President and
Chief Financial Officer

Winston V. Guillory
Senior Vice President, North America Sales

Lawrence M. Kaplan
Senior Vice President and General Counsel

M. Salahuddin Khan
Senior Vice President,
Technology & Development
and Chief Technology Officer

Mary D. Hardwick
Vice President, Quality

Christine C. Moore
Vice President, Human Resources

Richard E. Shuman
Vice President, Asia Pacific Sales





NAVTEQ



NAVTEQ Corporation and Subsidiaries
Index to Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations.

(Amounts in thousands, except per share amounts)

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes thereto contained elsewhere in this document. Certain information contained in this discussion and analysis and presented elsewhere in this document, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risk and uncertainties. In evaluating these statements, you should specifically consider the various risk factors identified in our Report on Form 10K, as amended, for the year ended December 31, 2004, that could cause results to differ materially from those expressed in such forward-looking statements.

Overview

General

We are a leading provider of comprehensive digital map information for automotive navigation systems, mobile navigation devices and Internet-based mapping applications. Our map database enables providers of these products and services to offer dynamic navigation, route planning, location-based information, and other geographic information products and services to consumer and commercial users.

In connection with a registration rights agreement between Philips Consumer Electronic Services B.V. ("Philips B.V.") and us, Philips B.V. exercised its first demand registration right on April 16, 2004. Pursuant to this request, we filed a Registration Statement on Form S-1 (Reg. No. 333-114637) on April 20, 2004 with the Securities and Exchange Commission to register our common stock in an initial public offering, which became effective on August 5, 2004. The initial public offering was completed on August 11, 2004. At closing, our selling stockholders, Philips B.V. and NavPart I B.V., received all of the proceeds from the sale of shares in the offering. As of December 31, 2004, Philips B.V. owned 30,521 shares of common stock, or approximately 34.8% of our common stock. Philips has certain call rights with respect to 2,580 shares owned by NavPart II B.V ("NavPart II"), a wholly-owned subsidiary of NavPart I B.V ("NavPart I"). According to reports furnished to us pursuant to Sections 16(a) and 13(d) of the Securities Exchange Act of 1934, Philips delivered an exercise notice to NavPart I in August 2004 with respect to the aforementioned shares owned by NavPart II. The transfer of these shares was completed in March 2005. Philips' ownership as of December 31, 2004, including these shares, would be 33,101 shares of our common stock, or approximately 37.7% of the total outstanding.

Revenue

We generate revenue primarily through the licensing of our database in North America and Europe. Revenue grew 64.4% and 44.1% in 2003 and 2004, respectively. The largest portion of our revenue comes from digital map data used in self-contained hardware and software systems installed in vehicles. We believe that there are two key market factors that affect our performance with respect to this revenue: the number of automobiles sold for which navigation systems are either standard or an option ("adoption") and the rate at which car buyers select navigation systems as an option ("take-rate").

The adoption of navigation systems in automobiles and the take-rates have increased during recent years and we expect that these will continue to increase for at least the next few years as a result of market acceptance by our customers of products and services that use our database. As the adoption of navigation systems in automobiles and the take-rates increase, we believe each of these can have a positive effect on our revenue, subject to our ability to maintain our license fee structure and customer base.

In addition, the market for products and services that use our database is evolving, and we believe that much of our future success depends upon the development of a wider variety of products and services that use our database. This includes growth in GPS-enabled mobile devices, such as personal navigation devices, personal digital assistants, wireless telephones, and other products and services that use digital map data. While use of our map database in wireless telephones and in location-based products and services is still largely in development and just beginning to enter the marketplace, there are a number of personal digital assistants and personal navigation devices currently on the market in both Europe and North America that use our map database for turn-by-turn route guidance, including products offered by Garmin, Dell, and Thales. Our revenue growth is driven in part by the rate at which consumers and businesses purchase these products and services, which in turn is affected by the availability and functionality of such products and services. We believe that both of these factors have increased in recent years and will continue to increase for at least the next few years. However, even if these products and services continue to be developed and marketed by our customers and gain market acceptance, we may not be able to license the database at prices that will enable us to maintain profitable operations. Moreover, the market for map information is highly competitive, and competitive pressures in this area may result in price reductions for our database, which could materially adversely affect our business and prospects.

We have also experienced, and expect to continue to experience, difficulty in maintaining the license fees we charge for our digital map database due to a number of factors, including automotive and mobile device customer expectations of continually lower license fees each year and a highly competitive environment. As a consequence of Tele Atlas' acquisition of GDT in July 2004, there may be additional price pressure on our license fees in order for us to compete effectively with the combined company. In addition, governmental and quasi-governmental entities are increasingly making map data information with higher quality and greater coverage available free of charge or at lower prices. Customers may determine that the data offered by such entities is an adequate alternative to our map database for some of their applications. Additionally, the availability of this data may encourage new entrants into the market by decreasing the cost to build a map database similar to ours. In response to these pressures, we are focused on:

- Offering a digital map database with superior quality, detail, and coverage;
- Providing value-added services to our customers such as distribution services, and technical and marketing support; and
- Enhancing and extending our product offering by adding additional content to our map database such as integrated real-time traffic data, enhancements to support advanced driver assistance systems applications that improve vehicle safety and performance, and enriched points of interest, such as restaurant reviews, hours of operation and parking availability.

We also believe that in the foreseeable future the effect on our revenue and profitability as a result of any decreases in our license fees will be offset by volume increases as the market for products and services that use our database grows, although we cannot assure you that these increases will occur.

Operating Expenses

Our operating expenses are comprised of database creation and distribution costs, and selling, general, and administrative expenses. Database creation and distribution costs primarily include the purchase and licensing of source maps and employee compensation related to the construction, maintenance, and delivery of our database. Selling, general, and administrative expenses primarily include employee compensation, marketing, facilities, and other administrative expenses.

Our operating expenses have increased as we have made investments related to the development, improvement and commercialization of our database. Our operating expenses grew 34.0% and 42.8% in 2003 and 2004, respectively. Operating expenses as a percentage of revenue were 94%, 77%, and 76% in 2002, 2003, and 2004, respectively. We anticipate that operating expenses will continue to increase as our growth and development activities continue, including further development and enhancement of our database and increasing our sales and marketing efforts.

During 2004, we granted 769 restricted stock units to certain of our directors and employees under our 2001 Stock Incentive Plan. Restricted stock units are securities that require us to deliver to the holder one share of our common stock for each vested unit. We expect to record total compensation expense of approximately $17,000 related to the restricted stock unit grants. We recognized compensation expense of $6,224 related to the grants of the restricted stock units during the year ended December 31, 2004. The expense related to the restricted stock units is recognized ratably over the vesting periods of each tranche of the restricted stock units.

We have historically obtained software, software-related consulting services, treasury services, tax consulting services, insurance services, and purchasing services on favorable terms through our participation in Koninklijke Philips Electronics N.V.'s ("Philips") programs, which we believe have resulted in operating expense savings for us of approximately $2,000 to $2,500 per year. Pursuant to a separation agreement with Philips effective upon the closing of the initial public offering, we can no longer obtain software, software-related consulting services, treasury services, tax consulting services, and insurance from or through Philips, and we can only participate in certain Philips purchasing programs until March 31, 2005. To the extent we are unable to obtain such goods and services at prices and/or on terms as favorable as those previously available to us, we expect that we will incur increased operating expenses in future periods.

Income Taxes

As of December 31, 2004, we had U.S. net operating loss carryforwards for Federal and state income tax purposes of approximately $191,777 and $65,342, respectively. The difference between the Federal and state loss carryforwards relate to certain limitations applicable to us because our principal operations were previously located in California. These include a 50% limitation on California loss carryforwards, capitalized research and development costs for California income tax purposes, and a five-year limit on California net operating loss carryforwards. Net operating loss carryforwards are available to reduce future taxable income subject to expiration. Various amounts of our net operating loss carryforwards expire, if not utilized, each year until 2023. The following table details the timing of the expiration of our net operating loss carryforwards:

Year of expiration	Federal net operating loss carryforwards	State net operating loss carryforwards
2005	$ —	$ 888
2006	—	2,085
2007	—	805
2008	5,514	545
2009	5,715	468
Thereafter through 2023	180,548	60,551
	$ 191,777	$ 65,342

As of December 31, 2004, we also had net operating loss carryforwards in Europe and Canada of approximately $176,583 and $1,207, respectively. The European loss carryforwards have no expiration date and the Canadian loss carryforwards generally have a seven-year carryforward period. In addition, as of December 31, 2004, we had U.S. interest expense carryforwards for both Federal and state income tax purposes of approximately $204,237.

Prior to 2003, we had fully provided a valuation allowance for the potential benefits of the net operating loss and interest expense carryforwards mentioned above as we believed it was more likely than not that the benefits would not be realized. During the fourth quarter of 2003, we reversed the valuation allowance related to the net operating loss carryforwards and other temporary items as we believed it was more likely than not that we would be able to use the benefit to reduce future tax liabilities. The reversal resulted in recognition of an income tax benefit of $168,752 in 2003 and a corresponding increase in the deferred tax asset on the consolidated balance sheet. In 2004, we recorded our income tax provision based on our pretax income and the applicable tax rates in the corresponding jurisdictions and intend to do so in future periods.

As of December 31, 2003, we had fully reserved for the tax benefits related to the interest expense carryforwards as we believed it was more likely than not that the benefits would not be realized. At such time, we believed it was more likely than not that we would not realize the benefit associated with the interest expense carryforwards due to (1) restrictions placed on the deductibility of the interest as a result of Philips' controlling interest in us and (2) uncertainty about our ability to generate sufficient incremental future taxable income in the United States to offset the additional interest expense deductions. During the third quarter of 2004, Philips relinquished its controlling interest in us after our initial public offering. We are now allowed to deduct the deferred interest expense in tandem with our net operating loss carryforwards. As a result, we reevaluated whether it is more likely than not that the tax benefits associated with our net operating loss carryforwards together with our interest expense carryforwards will be realized. Based on that evaluation, we determined the amount of net deferred tax assets that we believe it is more likely than not that we will realize. Our estimate of the deferred tax assets that we expect are more likely than not to be realized did not require us to record an adjustment to the balance of the related valuation allowance. As of December 31, 2004, we had a valuation allowance for deferred tax assets of $86,478 related to a portion of our U.S. net operating loss and interest expense carryforwards, and Canadian net operating loss carryforwards.

During the fourth quarter of 2004, we revalued the deferred tax asset on our balance sheet due to changes in statutory corporate income tax rates, resulting in a decrease to deferred tax assets and additional income tax expense of $3,824. This revaluation was primarily due to legislation in The Netherlands enacted during the fourth quarter of 2004 that reduced statutory corporate income tax rates from 34.5% to 30% over a four-year period starting in 2005. The adjustment increased our 2004 effective tax rate from 38% to 42.4%, but is expected to reduce our effective tax rate in future years.

Cash and Liquidity

Prior to the year ended December 31, 2002, we had been unprofitable on an annual basis since our inception, and, as of December 31, 2004, we had an accumulated deficit of $467,714. We had historically financed our operations with borrowings from Philips and the sale of preferred stock to Philips. Philips has no obligation to provide us with any additional financing in the future.

In April 2004, we declared a special cash dividend of approximately $47,159, which was paid on June 18, 2004 to our common stockholders of record as of April 19, 2004.

As of December 31, 2004, our balance of cash and cash equivalents and marketable securities was $103,031, compared to our cash and cash equivalents and cash on deposit with Philips as of December 31, 2003 in the amount of $67,289, which represents an increase of $35,742 from December 31, 2003. In addition, we have generated positive cash flow from operations for the past twelve quarters.

Foreign Currency Risk

Material portions of our revenue and expenses have been generated by our European operations, and we expect that our European operations will account for a material portion of our revenue and expenses in the future. Substantially all of our international expenses and revenue are denominated in foreign currencies, principally the euro. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in Europe and other foreign markets in which we have operations. Accordingly, fluctuations in the value of those currencies in relation to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. In addition to currency translation risks, we incur currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or a sales transaction using a currency other than the local currency in which it receives revenue and pays expenses.

Historically, we had not engaged in activities to hedge our foreign currency exposures. On April 22, 2003, we entered into a foreign currency derivative instrument to hedge certain foreign currency exposures related to intercompany transactions. See "—Quantitative and Qualitative Disclosures About Market Risk." For the year ended December 31, 2004, we generated approximately 68% of our net revenue and incurred approximately 48% of our total costs in foreign currencies. Our European operations reported revenue of $267,541 for the year ended December 31, 2004, approximately $17,649 (or approximately 4% of total revenue) of which was a result of an increase in the exchange rate of the euro against the dollar, as compared to 2003, with every one cent change in the exchange rate of the euro against the dollar resulting in approximately a $2,200 change in our revenue and approximately a $1,000 change in our operating income. Our analysis does not consider the implications that these fluctuations could have on the overall economic activity that could exist in such an environment in the United States or Europe.

Customer Concentration

Material portions of our revenue have been generated by a small number of customers, and we expect that a small number of customers will account for a material portion of our revenue in the future. Approximately 26% of our revenue for the year ended December 31, 2004 was from two customers, accounting for approximately 16% and 10%, respectively, of our revenue. Approximately 29% of our revenue for the year ended December 31, 2003 was from two customers, accounting for approximately 18% and 12%, respectively, of our revenue. Approximately 28% of our revenue for the year ended December 31, 2002 was from two customers, accounting for 15% and 13%, respectively, of our revenue. Our top fifteen customers accounted for approximately 75%, 75%, and 77% of our revenue for the years ended December 31, 2002, 2003, and 2004, respectively.

The majority of our significant customers are automobile manufacturers and suppliers to automobile manufacturers. Conditions in the market for new automobiles generally and conditions affecting specific automobile manufacturers and suppliers may affect sales of vehicle navigation systems incorporating our database. Fluctuations in the automotive market have occurred in the past and are likely to occur in the future. To the extent that our future revenue depends materially on sales of new automobiles equipped with navigation systems enabled by digital maps, our business may be vulnerable to these fluctuations.

Reverse Stock Split

On April 27, 2004, our Board of Directors and stockholders approved a reverse stock split of our common stock. The ratio for the reverse stock split was 1-for-14, as determined by our board of directors. We amended our amended and restated certificate of incorporation on August 5, 2004 to effect the reverse split and to change the number of authorized shares of common stock to 400,000. All previously reported share amounts have been retroactively adjusted to give effect to the reverse split.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates based on historical experience and make various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that, of the significant policies used in the preparation of our consolidated financial statements (see Note 1 of Notes to Consolidated Financial Statements), the following are critical accounting estimates, which may involve a higher degree of judgment and complexity. Management has discussed the development and selection of these critical accounting estimates with our Audit Committee, and our Audit Committee has reviewed this disclosure.

Revenue Recognition

We derive a substantial majority of our revenue from licensing our database. We provide our data to end-users through multiple distribution methods, primarily media or server-based. For example, our customers produce copies of our data on various media, such as CD-ROMs, DVDs, and other storage media. Our customers then distribute those media to end-users directly and indirectly through retail establishments, automobile manufacturers and their dealers, and other redistributors. The media may be sold by our customer separately from its products, bundled with its products, or otherwise incorporated into its products. We also produce copies of our data and distribute those copies to end-users both directly and indirectly through automobile manufacturers and their dealers. In those cases where we produce and distribute copies to end-users, the copies are either compiled into our customers' proprietary format for use with the customers' products or are in our common database physical storage format. Additionally, some of our customers store our data on servers and distribute information, such as map images and driving directions, derived from on our data over the Internet and through other communication networks.

Revenue is recognized net of provisions for estimated uncollectible amounts and anticipated returns. Our map database license agreements provide evidence of our arrangements with our customers, and identify key contract terms related to pricing, delivery, and payment. We do not recognize revenue from licensing our database until delivery has occurred and collection is considered probable. We provide for estimated product returns at the time of revenue recognition based on our historical experience for such returns, which have not been material. As a result, we do not believe there is significant risk of recognizing revenue prematurely.

For revenue distributed through the media-based method, license fees from usage (including license fees in excess of the nonrefundable minimum fees) are recognized in the period in which they are reported by the customer to us. Prepaid licensing fees are recognized in the period in which the distributor or customer reports that it has shipped our database to the end-user. Revenue for direct sales is recognized when the database is shipped to the end-user.

For revenue distributed through the server-based method, revenue includes amounts that are associated with nonrefundable minimum licensing fees, license fees from usage (including license fees in excess of nonrefundable minimum fees), recognition of prepaid licensing fees from our distributors and customers and direct sales to end-users. Nonrefundable minimum annual licensing fees are received upfront and represent a minimum guarantee of fees to be received from the licensee (for sales made by that party to end-users) during the period of the arrangement. We generally cannot determine the amount of up-front license fees that have been earned during a given period until we receive a report from the customer. Accordingly, we amortize the total up-front fee paid by the customer ratably over the term of the arrangement. When we determine that the actual amount of licensing fees earned exceeds the cumulative revenue recognized under the amortization method (because the customer reports licensing fees to us that exceed this amount), we recognize the additional licensing revenue.

Revenue from licensing arrangements consisting of an original database plus a second copy of the database are allocated equally to the two shipments of our database to the customer. The second copy of the database is considered to have a value equal to the original database provided under these arrangements, which is consistent with their relative fair values. Licensing arrangements that entitle the customer to unspecified updates over a period of time are recognized as revenue ratably over the period of the arrangement.

Allowance for Doubtful Accounts

We record allowances for estimated losses from uncollectible accounts based upon specifically-identified amounts that we believe to be uncollectible. In addition, we record additional allowances based on historical experience and our assessment of the general financial condition of our customer base. If our actual collections experience changes, revisions to our allowances may be required. We have a number of customers with individually large amounts due at any given balance sheet date. Any unanticipated change in the creditworthiness of one of these customers or other matters affecting the collectibility of amounts due from these customers could have a material adverse affect on our results of operations in the period in which these changes or events occur.

The allowance for doubtful accounts as reflected in our consolidated balance sheet reflects our best estimate of the amount of our gross accounts receivable that will not be collected. Our actual level of bad debts has been relatively stable in recent years, which we believe is due to our practice of requiring customer prepayments in certain instances together with prompt identification of potential problem accounts. We continue to refine our estimates for bad debts as our business grows, and while our credit losses have historically been within both our expectations and the provision recorded, fluctuations in credit loss rates in the future may affect our financial results.

Database Creation, Distribution, and Software Development Costs

We have invested significant amounts in creating and updating our database and developing related software applications for internal use. Database creation and distribution costs consist of database creation and updating, database licensing and distribution, and database-related software development. Database creation and updating costs are expensed as incurred. These costs include the direct costs of database creation and validation, costs to obtain information used to construct the database, and ongoing costs for updating and enhancing the database content. Database licensing and distribution costs include the direct costs related to reproduction of the database for licensing and per-copy sales and shipping and handling costs. Database-related software development costs consist primarily of costs for the development of software as follows: (i) applications used internally to improve the effectiveness of database creation and updating activities, (ii) enhancements to internal applications that enable our core database to operate with emerging technologies, and (iii) applications to facilitate customer use of our database. Costs of internal-use software are accounted for in accordance with AICPA Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Accordingly, certain application development costs relating to internal-use software have been capitalized and are being amortized on a straight-line basis over the estimated useful lives of the assets. It is possible that our estimates of the remaining economic life of the technology could change from the current amortization periods. In that event, impairment charges or shortened useful lives of internal-use software could be required.

Impairment of Long-lived Assets

As of December 31, 2003 and 2004, our long-lived assets consisted of property and equipment and internal-use software. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Significant management judgment is required in determining the fair value of our long-lived assets to measure impairment, including projections of future discounted cash flows.

Realizability of Deferred Tax Assets

The assessment of the realizability of deferred tax assets involves a high degree of judgment and complexity. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences, as determined pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management's evaluation of the realizability of deferred tax assets must consider both positive and negative evidence, and the weight given to the potential effects of positive and negative evidence is based on the extent to which it can be objectively verified. We have generated significant taxable losses since our inception, and prior to the year ended December 31, 2003, management had concluded that a valuation allowance against substantially all of our deferred tax assets was required. However, our European operations generated taxable profits throughout 2002, and for the year ended December 31, 2003, both our European and U.S. operations generated taxable income. During 2003, we assessed the realizability of our deferred tax assets by weighing both positive and negative evidence. Positive evidence included qualitative factors such as growing market acceptance of navigation products in Europe and North America, particularly in automobiles, our leading competitive positions in both Europe and the U.S., and the significant time required and cost involved in building a database such as ours. Positive quantitative evidence included our strong recent operating performance in both Europe and the U.S., our projections of our future operating results that indicate that we will be able to generate sufficient taxable income to fully realize the benefits of our existing loss carryforwards before they expire, and the length of carryforward periods related to our net operating losses, approximately half of which have no statutory expiration date. Negative evidence included our history of operating losses through 2001, the likelihood of increased competition and the loss of a large customer. After evaluating the available evidence, management determined that sufficient objective evidence existed to conclude that it was more likely than not that a portion of the deferred tax assets would be realized. Accordingly, we reversed the valuation allowance related to net operating loss carryforwards and other temporary items in Europe and the United States, resulting in the recognition of an income tax benefit of $168,752 in 2003.

As of December 31, 2003, we had fully reserved for the tax benefits related to interest expense carryforwards in the United States as we believed it was more likely than not that the benefits would not be realized. At such time, we believed it was more likely than not that we would not realize the benefit associated with the interest expense carryforwards due to (1) restrictions placed on the deductibility of the interest as a result of Philips' controlling interest in us and (2) uncertainty about our ability to generate sufficient incremental future taxable income in the United States to offset the additional interest expense deductions. During the third quarter of 2004, Philips relinquished its controlling interest in us after our initial public offering. We are now allowed to deduct the deferred interest expense in tandem with our net operating loss carryforwards. As a result, we reevaluated whether it is more likely than not that the tax benefits associated with our net operating loss carryforwards and our interest expense carryforwards will be realized. Our evaluation considered both positive and negative evidence, and the weight given to the potential effects of positive and negative evidence was based on the extent to which it can be objectively verified in the same manner as described above for the evaluation completed in 2003. Based on that evaluation, we determined the amount of net deferred tax assets that we believe it is more likely than not that we will realize. Our estimate of the deferred tax assets that we expect are more likely than not to be realized did not require us to record an adjustment to the balance of the related valuation allowance. As of December 31, 2004, we had a valuation allowance for deferred tax assets of $86,478 related to a portion of our U.S. net operating loss and interest expense carryforwards, and Canadian net operating loss carryforwards.

We cannot assure you that we will continue to experience taxable income at levels consistent with recent performance in some or all of the jurisdictions in which we do business. In the event that actual taxable income differs from our projections of taxable income by jurisdiction, changes in the valuation allowance, which could affect our financial position and net income, may be required.

Results of Operations

Comparison of Years Ended December 31, 2003 and 2004

Operating Income, Net Income, and Net Income Per Share of Common Stock. Our operating income increased from $63,758 in 2003 to $94,586 in 2004, due primarily to our revenue growth in 2004. Our net income decreased from $235,815 in 2003 to $54,066 in 2004, due primarily to the $168,752 effect of the reversal of the valuation allowance on our deferred tax assets related to net operating loss carryforwards and other temporary items in 2003; the recording of a full income tax provision in 2004; and a tax adjustment recorded in 2004 related to changes in statutory corporate income tax rates. Basic net income per share of common stock decreased from $2.81 in 2003 to $0.62 in 2004. Diluted net income per share of common stock decreased from $2.69 in 2003 to $0.59 in 2004.

The following table highlights changes in selected line items, which are material to our results of operations. An analysis of the factors affecting each line is provided in the paragraphs that appear after the table. In addition, the percentage change for other income (expense) and income tax benefit (expense) as compared to the prior year is not specified below. We believe that these percentages are not meaningful since the changes are unusually large due to non-recurring items more fully described in the narrative section for each.

	2003	2004	Change	% Change
Net revenue	$ 272,623	392,858	120,235	44.1%
Database creation and distribution costs	125,841	186,330	60,489	48.1%
Selling, general, and administrative expenses	83,024	111,942	28,918	34.8%
Other income (expense)	6,543	(758)	(7,301)	
Income tax benefit (expense)	165,514	(39,762)	(205,276)	

Net Revenue. The increase in total revenue was due to a significant increase in database licensing, resulting primarily from increased unit sales to existing customers. Growth occurred in all geographic regions in 2004, as North American revenue increased 36.7% from $91,664 in 2003 to $125,317 in 2004, and European revenue increased 47.8% from $180,959 in 2003 to $267,541 in 2004. North American and European revenue both increased primarily due to the increase in unit sales to vehicle navigation systems vendors and automobile manufacturers during 2004. Foreign currency translation increased revenue within the European operations by approximately $17,649 during 2004 due to the strengthening of the euro. Excluding the effect of foreign currency translation, European revenue would have grown 38.1%. Approximately 29% of our revenue for 2003 came from two customers (accounting for approximately 18% and 12% of total revenue, respectively), while approximately 26% of our revenue for 2004 came from two customers (accounting for approximately 16% and 10% of total revenue, respectively).

Database Creation and Distribution Costs. The increase in database creation and distribution costs was due primarily to increased production costs of approximately $29,400 in 2004 as compared to 2003, as a result of growth in database licensing activities, and our continued investment in updating, improving, and maintaining the coverage of our database that resulted in an increase of approximately $16,600 in 2004 as compared to 2003, as well as increased efforts related to technological enhancements to our database in both North America and Europe that resulted in an increase of approximately $8,700 in 2004 as compared to 2003. In addition, there was an unfavorable foreign currency translation effect within European operations of approximately $5,800 due to the strengthening euro. Reducing these expenses was the capitalization of $9,966 and $12,792 of development costs for internal-use software in 2003 and 2004, respectively.

Selling, General, and Administrative Expenses. The increase in selling, general, and administrative expenses was due primarily to our investments in growing the size of our worldwide sales force and marketing initiatives to expand the breadth of our product offerings and to diversify our customer base that together resulted in an increase of approximately $13,700 in 2004 as compared to 2003. Also contributing to the increase were expenses related to improving our infrastructure to support future growth that resulted in an increase of approximately $12,500 in 2004 as compared to 2003 plus an unfavorable foreign currency translation effect within European operations of approximately $2,700 due to the strengthening euro.

Other Income (Expense). As of January 1, 2003, the U.S. dollar denominated intercompany loan obligation of one of our European subsidiaries to us and one of our North American subsidiaries was reclassified from a permanent advance to an obligation that management intends to settle. This change in classification was based on management's intention that the loan be repaid in full and on the ability of the European subsidiary to repay the loan. In accordance with SFAS No. 52, "Foreign Currency Translation," the foreign currency gains and losses resulting from the change in the U.S. dollar/euro exchange rate are reflected as a component of other income (expense). For the year ended December 31, 2003, we recognized a net foreign currency gain of $6,174 compared to a net foreign currency loss of $(1,686) for the year ended December 31, 2004. The gain in 2003 primarily occurred before we entered into a foreign currency swap agreement to hedge the exchange rate effects on the aforementioned intercompany loan (See Note 11 of Notes to Consolidated Financial Statements).

In addition, interest income increased from $414 in 2003 to $1,158 in 2004 primarily due to higher average cash balances in 2004 as well as higher percentage returns on the invested cash.

Income Tax Benefit (Expense). The income tax benefit in 2003 was primarily due to the reversal of the valuation allowance on deferred tax assets related to net operating loss carryforwards. During 2003, we determined that it was more likely than not that we would be able to realize the benefit of the net operating loss carryforwards in Europe and the United States. The reversal of the valuation allowance together with the recognition of changes in other temporary differences resulted in our recording of a deferred income tax benefit of $168,752 and the recognition of a corresponding net deferred tax asset on our consolidated balance sheet. In 2004, we began recording an income tax provision based on our taxable income and applicable income tax rates in each jurisdiction, resulting in a tax provision of $35,938. During the fourth quarter of 2004, we revalued the deferred tax asset on our balance sheet due to changes in statutory corporate income tax rates, resulting in a decrease to the asset and additional income tax expense of $3,824, bringing the total income tax provision to $39,762. This revaluation was primarily due to legislation in The Netherlands enacted during the fourth quarter of 2004 that reduced statutory corporate income tax rates starting in 2005 from a rate of 34.5% in 2004 to 30.0% by 2007. The adjustment increased our 2004 effective tax rate, but should reduce our effective tax rate in future years. Current income tax expense of $3,238 in 2003 related to various foreign countries where we do not have tax loss carryforwards.

Comparison of Years Ended December 31, 2002 and 2003

Operating Income, Net Income, and Net Income (Loss) Per Share of Common Stock. Our operating income increased from $9,928 in 2002 to $63,758 in 2003, due primarily to our revenue growth in 2003. Our net income increased from $8,155 in 2002 to $235,815 in 2003, due primarily to our revenue growth combined with the $168,752 effect of the reversal of the valuation allowance on our deferred tax assets related to net operating loss carryforwards and other temporary items. In 2002, net loss applicable to common stockholders was $(102,309), which included a reduction of $110,464 from net income related to the cumulative preferred stock dividends paid in 2002 on our preferred stock previously held by Philips. These shares of preferred stock were converted into common stock during the fourth quarter of 2002. Basic net income (loss) per share of common stock changed from a net loss per share of $(2.41) in 2002 to net income per share of $2.81 in 2003. Diluted net income (loss) per share of common stock changed from a net loss per share of $(2.41) in 2002 to net income per share of $2.69 in 2003.

The following table highlights changes in selected line items, which are material to our results of operations. An analysis of the factors affecting each line is provided in the paragraphs that appear after the table. In addition, the percentage change for other income (expense) and income tax benefit (expense) as compared to the prior year is not specified below. We believe that these percentages are not meaningful since the changes are unusually large due to non-recurring items more fully described in the narrative section for each.

	2002	2003	Change	% Change
Net revenue	$ 165,849	272,623	106,774	64.4%
Database creation and distribution costs	92,499	125,841	33,342	36.0%
Selling, general and administrative expenses	63,422	83,024	19,602	30.9%
Other income (expense)	(668)	6,543	7,211	
Income tax benefit (expense)	(1,105)	165,514	166,619	

Net Revenue. The increase in total revenue was due to a significant increase in database licensing, resulting primarily from increased unit sales to existing customers. Growth occurred in all geographic regions in 2003, as North American revenue increased 73.6% from $52,807 in 2002 to $91,664 in 2003, and European revenue increased 60.1% from $113,042 in 2002 to $180,959 in 2003. North American and European revenue both increased primarily due to the increase in unit sales to vehicle navigation systems vendors and automobile manufacturers during 2003. Foreign currency translation increased revenue within the European operations by approximately $27,700 during 2003 due to the strengthening of the euro. Excluding the effect of foreign currency translation, European revenue would have grown 35.6%. Approximately 28% of our revenue in 2002 came from two customers (accounting for 15% and 13% of total revenue, respectively), while approximately 29% of our revenue for 2003 came from two customers (accounting for approximately 18% and 12% of total revenue, respectively).

Database Creation and Distribution Costs. The increase in database creation and distribution costs was due primarily to increased production costs of approximately $15,000 in 2003 as compared to 2002, as a result of growth in database licensing activities, and our continued investment in updating, improving, and maintaining the coverage of our database that resulted in an increase of approximately $7,100 in 2003 as compared to 2002, as well as increased efforts related to technological enhancements to our database in both North America and Europe that resulted in an increase of approximately $1,600 in 2003 as compared to 2002. In addition, there was an unfavorable foreign currency translation effect within European operations of approximately $8,900 due to the strengthening euro. Reducing these expenses was the capitalization of $10,027 and $9,966 of development costs for internal-use software in 2002 and 2003, respectively.

Selling, General, and Administrative Expenses. The increase in selling, general, and administrative expenses was due primarily to our investments in growing the size of our worldwide sales force and marketing initiatives to expand the breadth of our product offerings and to diversify our customer base that together resulted in an increase of approximately $12,100 in 2003 as compared to 2002. Also contributing to the increase were expenses related to improving our infrastructure to support future growth that resulted in an increase of approximately $3,100 in 2003 as compared to 2002 plus an unfavorable foreign currency translation effect within European operations of approximately $4,400 due to the strengthening euro.

Other Income (Expense). As of January 1, 2003, the U.S. dollar denominated intercompany loan obligation of one of our European subsidiaries to us and one of our North American subsidiaries was reclassified from a permanent advance to an obligation that management intends to settle. This change in classification was based on management's intention that the loan be repaid in full and on the ability of the European subsidiary to repay the loan. In accordance with SFAS No. 52, "Foreign Currency Translation," the foreign currency gain resulting from the change in the U.S. dollar/euro exchange rate during the period from January 1, through December 31, 2003 is reflected as a component of other income (expense). For the year ended December 31, 2003, we recognized a net foreign currency gain of $6,174, consisting of $29,546 in foreign currency transaction gains primarily due to the impact of the strengthening of the euro on the U.S. dollar denominated intercompany loan offset by $21,997 in foreign currency derivative losses and $1,375 of net interest expense related to the foreign currency derivative (See Note 11 of Notes to Consolidated Financial Statements). Interest expense decreased by $806 due to the settlement of an interest bearing refundable deferred licensing advance in 2002.

Income Tax Benefit (Expense). The income tax benefit in 2003 was primarily due to the reversal of the valuation allowance on deferred tax assets related to net operating loss carryforwards. During 2003, we determined that it was more likely than not that we would be able to realize the benefit of the net operating loss carryforwards in Europe and the United States. The reversal of the valuation allowance together with the recognition of changes in other temporary differences resulted in our recording of a deferred income tax benefit of $168,752 and the recognition of a corresponding net deferred tax asset on our consolidated balance sheet. Current income tax expense of $1,105 and $3,238 in 2002 and 2003, respectively, related to various foreign countries where we do not have tax loss carryforwards as well as $400 arising from a tax audit during 2002. The remaining foreign operations did not incur income tax expense in 2002, because taxable income was applied against available loss carryforwards. No income tax benefit was recorded for our domestic losses during 2002, because a full valuation allowance was recorded against our net deferred tax assets in the United States.

Liquidity and Capital Resources

Since 2002, we have financed our operations through cash generated from operating income. As of December 31, 2004, cash and cash equivalents and marketable securities totaled $103,031. In April 2004, we declared a special cash dividend of $47,159, which was paid on June 18, 2004 to our common stockholders of record as of April 19, 2004.

On November 9, 2004, we obtained, through our operating subsidiary for North America, a new revolving line of credit that is scheduled to mature on December 1, 2005. Pursuant to the terms of the line of credit, we may borrow up to $25,000 at an interest rate of either U.S. LIBOR plus 0.5% or the greater of the prime rate or the Federal funds rate plus 0.5%. We are required to pay to the bank a quarterly facility fee of 7.5 basis points per annum on the average daily unused commitment. We have guaranteed our operating subsidiary's obligations under this facility. As of December 31, 2004, we had no borrowings against this line of credit.

The following table presents a trend of cash flows from operations for the quarters ended:

Cash flows from operations

2003	**Mar. 30**	**June 29**	**Sept. 28**	**Dec. 31**
	$ 3,320	23,032	17,514	22,082
2004	**Mar. 28**	**June 27**	**Sept. 26**	**Dec. 31,**
	$ 4,911	50,925	15,770	34,816

Since the first quarter of 2002, our operations have continued to produce positive cash flows. The cash flows have been driven by increased demand for our products and our ability to deliver these products profitably and collect receivables from our customers effectively. These funds have allowed us to make investments required to grow the business and have provided us excess cash. We previously deposited cash in excess of our short-term operational needs with Philips pursuant to deposit agreements. The deposit agreements expired on August 11, 2004, at which time we invested cash balances in excess of our short-term operational needs in cash equivalents and marketable securities of high credit quality.

The following table presents our contractual cash obligations as of December 31, 2004:

Payments Due by Period

Contractual Cash Obligations	Total	1 Year or Less	1-3 Years	4-5 Years	After 5 Years
Operating leases	$ 33,202	11,996	15,036	3,545	2,625
Third party content commitments	833	833	—	—	—
Source material obligations	746	410	336	—	—
Total contractual cash obligations	$ 34,781	13,239	15,372	3,545	2,625

We do not have any off-balance sheet arrangements, other than the operating leases and third party content commitments identified in the table above. In addition to operating lease commitments for our facilities, we currently have an obligation to pay upon demand source material obligations of $746, which are payable based upon future revenue generated from our licensing of our database containing the source material. The source material obligations are reported in other long-term liabilities on our consolidated balance sheet. We also have a commitment to purchase third party content of $833.

We believe that our current cash resources on hand, temporary excess cash deposited in cash equivalents and marketable securities, and cash flows from operations, together with funds available from the revolving line of credit, will be adequate to satisfy our anticipated working capital needs and capital expenditure requirements at our current level of operations for at least the next twelve months. We do, however, consider additional debt and equity financing from time to time and may enter into these financings in the future. Philips is not obligated to provide any future financing to us.

Cash and cash equivalents increased by $28,119 during the year ended December 31, 2004. The changes in cash and cash equivalents for the periods ended are as follows:

	Year ended Dec. 31,		
	2002	2003	2004
Cash provided by operations	$ 22,234	65,948	106,422
Cash used in investing activities	(17,183)	(74,542)	(34,124)
Cash provided by (used in) financing activities	(3,923)	288	(45,766)
Effect of exchange rates on cash	793	861	1,587
Increase (decrease) in cash and cash equivalents	$ 1,921	(7,445)	28,119

Operating Activities

For each of the past three fiscal years, net cash provided by operating activities has improved significantly, primarily as a result of improved operating results driven by increased demand for our products. In general, the growth in our operating assets and liabilities has coincided with the profitable growth in our business. Accounts receivable increased $12,061 and $10,086 for the years ended December 31, 2003 and 2004, respectively, primarily due to the overall growth in our revenue. In 2004, our balance of deposits and other assets increased $8,711 primarily due to payments for third party content for our database. Accounts payable increased $9,876 during the year ended December 31, 2003 primarily due to expenses incurred related to the growth of our operations. Accrued payroll and related liabilities increased $6,536 during 2004 primarily due to the accrual of annual employee compensation programs that were paid in the first quarter of 2005. Deferred revenue decreased $6,060 during the year ended December 31, 2003, as previous customer prepayments were recognized as revenue during the period. Deferred revenue increased $14,431 during 2004 primarily due to a $30,000 prepayment by a customer as described in the following paragraph offset by revenue recognized.

The $30,000 payment was the result of an agreement that we entered into with a customer during the first quarter of 2004 whereby the customer agreed to prepay $30,000. The customer may apply a portion of the prepayment for license fees due to us in any calendar year under the agreement. In the event the prepayment is not fully exhausted by the end of calendar year 2009, the customer may extend the term of the agreement to the end of calendar year 2010. The prepayment was initially recorded as deferred revenue and will be recognized according to our revenue recognition policy as we receive royalty reports from the customer evidencing their use of the prepaid licenses. The amount of recognition for prepaid licenses will be limited to $10,000 each fiscal year for 2004, 2005, and 2006. Accordingly, $10,000 of the prepayment will be reported in short-term deferred revenue. With respect to the prepayment, we have no obligation to refund any unused amounts nor are there any restrictions on the nature or timing of our use of the cash received.

Investing Activities

Cash used in investing activities has primarily consisted of capitalized costs related to software developed for internal use, amounts placed on deposit with Philips, purchases of marketable securities and capital expenditures. We experienced temporary excess funds that were provided from operations for 2002, 2003, and 2004. We put those funds on deposit with Philips for the purpose of optimizing our returns on those funds. The net increases in our deposits were $5,000 and $55,307 for 2002 and 2003, respectively. For the year ended December 31, 2004, net deposits decreased by $65,199 because the related deposit agreements with Philips expired upon completion of the initial public offering. Upon expiration of these deposit agreements, we invested cash balances in excess of our short-term operational needs in cash equivalents and marketable securities.

Costs for software developed for internal use have been capitalized in accordance with SOP 98-1 and are related to applications used internally to improve the effectiveness of database creation and updating activities, enhancements to internal applications that enable our core database to operate with emerging technologies and applications to facilitate usage of our map database by customers. Capitalized costs totaled $10,027, $9,966, and $12,792 for 2002, 2003, and 2004, respectively. We expect the capitalized costs related to software developed for internal use to be approximately $12,000 to $14,000 in 2005.

We have continued to invest in property and equipment to meet the demands of growing our business by expanding our facilities and providing the necessary infrastructure. Capital expenditures totaled $2,156, $9,269, and $12,875 during 2002, 2003, and 2004, respectively. We expect capital expenditures to total approximately $10,000 to $12,000 in 2005.

In 2004, we acquired a 49% interest in NAV2 Co., Ltd., a Chinese joint venture company that is licensed by China NavInfo Co. Ltd., our joint venture partner, to provide China NavInfo's geographic data of China to NAV2 customers. We have the right to designate the general manager of the joint venture as well as two of the five members of the Board. Our initial investment in this joint venture equaled approximately $490 and was paid in 2004. This joint venture enables us to offer our customers, through NAV2, geographic data for China, which we would not otherwise be able to do as a result of various laws and regulations in China restricting the collection and use of geographic data.

Financing Activities

In April 2004, we declared a special cash dividend of $47,159, which was paid on June 18, 2004 to our common stockholders of record as of April 19, 2004.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment," to be effective for interim or annual periods beginning after June 15, 2005. SFAS No. 123(R) supersedes APB Opinion No. 25 and requires all share-based payments to employees, including grants of employee stock options, to be recognized as an operating expense in the income statement. The cost is recognized over the requisite service period based on fair values measured on grant dates. We will adopt the new standard using the modified prospective transition method, which permits recognition of expense on or after the effective date for the portion of outstanding awards for which the requisite service has not yet been rendered. We expect to record approximately $3,800 of additional expense related to our share-based employee compensation programs in 2005 as compared to 2004, primarily as a result of adopting SFAS No. 123(R).

Quantitative and Qualitative Disclosures About Market Risk

We invest our cash in highly liquid cash equivalents. We do not believe that our exposure to interest rate risk is material to our results of operations.

Material portions of our revenue and expenses have been generated by our European operations, and we expect that our European operations will account for a material portion of our revenue and expenses in the future. In addition, substantially all of our expenses and revenue related to our international operations are denominated in foreign currencies, principally the euro.

We are also subject to foreign currency exposure between the U.S. dollar and the euro on the expected repayment of an intercompany obligation. The intercompany balance is payable by one of our European subsidiaries to us and one of our U.S. subsidiaries, and is due in U.S. dollars. Through December 31, 2002, this intercompany balance was considered permanent in nature, as repayment was not expected to occur in the foreseeable future. However, primarily as a result of improved operating performance in our European business, management concluded that cash flows would be sufficient to support repayment over the next several years. Accordingly, effective January 1, 2003, we adopted a plan for repayment and the loan was no longer designated as permanent in nature.

Prior to April 22, 2003, we had not engaged in activities to hedge our foreign currency exposures. On that day, we entered into a U.S. dollar/euro currency swap agreement (the "Swap") with Philips to minimize the exchange rate exposure between the U.S. dollar and the euro on the expected repayment of the intercompany obligation. The Swap was assigned to an unaffiliated third party in the third quarter of 2004. The Swap was not designated for hedge accounting. Under the terms of the Swap, one of the Company's European subsidiaries makes payments to the other party to the Swap in euros in exchange for the U.S. dollar equivalent at a fixed exchange rate of $1.0947 U.S. dollar/euro. The U.S. dollar proceeds obtained under the Swap are utilized to make payments of principal on the intercompany loan. The outstanding principal balance under the intercompany loan was $187,100 at April 22, 2003. The Swap has a maturity date of December 22, 2006 and provides for settlement on a monthly basis in proportion to the repayment of the intercompany obligation. As of December 31, 2004, the outstanding intercompany obligation (net of payments) was $87,400.

For purposes of specific risk analysis, we use sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our Swap. The foreign currency exchange risk is computed based on the market value of future cash flows as affected by the changes in the rates attributable to the market risk being measured. The sensitivity analysis represents the hypothetical changes in value of the hedge position and does not reflect the opposite gain or loss on the underlying transaction. As of December 31, 2004, a 10% decrease in the value of the euro against the U.S. dollar with all other variables held constant would result in a decrease in the fair value of our Swap liability of $10,900, while a 10% increase in the value of the euro against the U.S. dollar would result in an increase in the fair value of our Swap liability of $10,900.

Report of Independent Registered Public Accounting Firm

The Board of Directors
NAVTEQ Corporation:

We have audited the accompanying consolidated balance sheets of NAVTEQ Corporation and subsidiaries (the Company) as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NAVTEQ Corporation and subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

KPMG LLP

Chicago, Illinois
February 28, 2005

NAVTEQ Corporation and Subsidiaries
Consolidated Balance Sheets

(In thousands, except per share amounts)

	December 31, 2003	December 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	$ 1,982	30,101
Cash on deposit with affiliate	65,307	—
Short-term marketable securities	—	45,650
Accounts receivable, net of allowance for doubtful accounts of $4,365 and $3,571 in 2003 and 2004, respectively	44,545	56,582
Deferred income taxes	41,049	50,696
Prepaid expenses and other current assets	6,466	8,348
Total current assets	159,349	191,377
Property and equipment, net	11,918	18,220
Capitalized software development costs, net	22,605	26,243
Long-term deferred income taxes	131,016	92,069
Long-term marketable securities	—	27,280
Deposits and other assets	277	9,519
Total assets	$ 325,165	364,708
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 15,539	13,962
Accrued payroll and related liabilities	20,344	28,054
Other accrued expenses	16,410	20,609
Deferred revenue	24,968	31,165
Total current liabilities	77,261	93,790
Fair value of derivative	23,799	21,616
Long-term deferred revenue	3,582	13,342
Other long-term liabilities	2,612	3,142
Total liabilities	107,254	131,890
Stockholders' equity:		
Common stock, $0.001 par value; 400,000 shares authorized; 84,153 and 87,741 shares issued and outstanding in 2003 and 2004, respectively	1,178	88
Additional paid-in capital	767,709	741,448
Note receivable for common stock	(219)	—
Deferred compensation expense	(2,332)	(12,403)
Accumulated other comprehensive loss:		
Cumulative translation adjustment	(26,645)	(28,503)
Unrealized holding loss on available-for-sale marketable securities, net of tax	—	(98)
Total accumulated other comprehensive loss	(26,645)	(28,601)
Accumulated deficit	(521,780)	(467,714)
Total stockholders' equity	217,911	232,818
Total liabilities and stockholders' equity	$ 325,165	364,708

See accompanying notes to consolidated financial statements.

NAVTEQ Corporation and Subsidiaries
Consolidated Statements of Operations

(In thousands, except per share data)

	Years Ended December 31, 2002	2003	2004
Net revenue	$ 165,849	272,623	392,858
Operating costs and expenses:			
Database creation and distribution costs	92,499	125,841	186,330
Selling, general, and administrative expenses	63,422	83,024	111,942
Total operating costs and expenses	155,921	208,865	298,272
Operating income	9,928	63,758	94,586
Other income (expense):			
Interest income	172	414	1,158
Interest expense	(840)	(34)	(24)
Foreign currency gain (loss)	134	6,174	(1,686)
Other expense	(134)	(11)	(206)
Income before income taxes	9,260	70,301	93,828
Income tax benefit (expense)	(1,105)	165,514	(39,762)
Net income	8,155	235,815	54,066
Cumulative preferred stock dividends	(110,464)	—	—
Net income (loss) applicable to common stockholders	$ (102,309)	235,815	54,066
Earnings (loss) per share of common stock:			
Basic	$ (2.41)	2.81	0.62
Diluted	$ (2.41)	2.69	0.59
Weighted average shares of common stock outstanding:			
Basic	42,446	84,062	86,509
Diluted	42,446	87,593	92,001

See accompanying notes to consolidated financial statements.

NAVTEQ Corporation and Subsidiaries

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)

(In thousands)

	Series A cumulative convertible preferred stock		Series B cumulative convertible preferred stock		Common stock	
	Shares	Amount	Shares	Amount	Shares	Amount
Balances as of December 31, 2001	286	$ 40,027	3,043	$ 425,527	28,450	$ 398
Exercise of stock options	—	—	—	—	44	1
Conversion of preferred stock	(286)	(40,027)	(3,043)	(425,527)	55,477	777
Comprehensive income:						
Foreign currency translation adjustment	—	—	—	—	—	—
Net income	—	—	—	—	—	—
Total comprehensive income						
Balances as of December 31, 2002	—	—	—	—	83,971	1,176
Exercise of stock options	—	—	—	—	182	2
Grant of stock options at exercise prices below fair market value	—	—	—	—	—	—
Stock compensation expense	—	—	—	—	—	—
Comprehensive income:						
Foreign currency translation adjustment	—	—	—	—	—	—
Net income	—	—	—	—	—	—
Total comprehensive income						
Balances as of December 31, 2003	—	—	—	—	84,153	1,178
Exercise of warrants	—	—	—	—	3,384	47
Reverse stock split	—	—	—	—	—	(1,140)
Exercise of stock options	—	—	—	—	215	3
Dividends paid	—	—	—	—	—	—
Stock compensation expense	—	—	—	—	—	—
Settlement of note receivable for common stock	—	—	—	—	(11)	—
Comprehensive income:						
Foreign currency translation adjustment	—	—	—	—	—	—
Unrealized holding loss on available-for-sale marketable securities (net of taxes of $61)	—	—	—	—	—	—
Net income	—	—	—	—	—	—
Total comprehensive income						
Balances as of December 31, 2004	—	$ —	—	$ —	87,741	$ 88

See accompanying notes to consolidated financial statements.

Additional paid-in capital	Note receivable for common stock	Deferred compensation expense	Accumulated other comprehensive income (loss)	Accumulated deficit	Total stockholders' equity
299,422	(219)	—	4,166	(765,750)	3,571
76	—	—	—	—	77
464,777	—	—	—	—	—
—	—	—	(566)	—	(566)
—	—	—	—	8,155	8,155
					7,589
764,275	(219)	—	3,600	(757,595)	11,237
286	—	—	—	—	288
3,148	—	(3,148)	—	—	—
—	—	816	—	—	816
—	—	—	(30,245)	—	(30,245)
—	—	—	—	235,815	235,815
					205,570
767,709	(219)	(2,332)	(26,645)	(521,780)	217,911
427	—	—	—	—	474
1,140	—	—	—	—	—
2,533	—	—	—	—	2,536
(47,159)	—	—	—	—	(47,159)
17,087	—	(10,071)	—	—	7,016
(289)	219	—	—	—	(70)
—	—	—	(1,858)	—	(1,858)
—	—	—	(98)	—	(98)
—	—	—	—	54,066	54,066
					52,110
741,448	—	(12,403)	(28,601)	(467,714)	232,818

NAVTEQ Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31, 2002	2003	2004
Cash flows from operating activities:			
Net income	$ 8,155	235,815	54,066
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred income taxes	—	(172,076)	31,841
Depreciation and amortization	5,972	5,718	6,414
Amortization of software development costs	4,591	6,312	9,154
Foreign currency (gain) loss	(134)	(6,174)	1,686
Impairment of capitalized software development costs	2,114	—	—
Deferred interest expense on refundable license payments	823	—	—
Provision for bad debts	1,795	2,071	(461)
Stock compensation expense	—	816	7,016
Tax benefit on non-qualified stock options	—	—	1,547
Noncash other	33	36	308
Changes in operating assets and liabilities:			
Accounts receivable	(9,634)	(12,061)	(10,086)
Prepaid expenses and other current assets	(165)	(2,966)	(1,705)
Deposits and other assets	(87)	401	(8,711)
Accounts payable	136	9,876	(2,198)
Accrued payroll and related liabilities	1,813	3,231	6,536
Other accrued expenses	4,196	873	(3,823)
Deferred revenue	2,212	(6,060)	14,431
Other long-term liabilities	414	136	407
Net cash provided by operating activities	22,234	65,948	106,422
Cash flows from investing activities:			
Acquisition of property and equipment	(2,156)	(9,269)	(12,875)
Capitalized software development costs	(10,027)	(9,966)	(12,792)
Purchases of marketable securities	—	—	(118,100)
Sales of marketable securities	—	—	44,934
Investment in joint venture	—	—	(490)
Cash on deposit with affiliate, net	(5,000)	(55,307)	65,199
Net cash used in investing activities	(17,183)	(74,542)	(34,124)
Cash flows from financing activities:			
Issuance of common stock	77	288	1,393
Dividends paid	—	—	(47,159)
Repayment of refundable licensing advances	(4,000)	—	—
Net cash provided by (used in) financing activities	(3,923)	288	(45,766)
Effect of exchange rate changes on cash	793	861	1,587
Net increase (decrease) in cash and cash equivalents	1,921	(7,445)	28,119
Cash and cash equivalents at beginning of year	7,506	9,427	1,982
Cash and cash equivalents at end of year	$ 9,427	1,982	30,101
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest	$ —	18	24
Cash paid during the year for income taxes	$ 555	3,290	2,569

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(amounts in thousands, except per share amounts)

(1)—Description of the Business and Summary of Significant Accounting Policies

(a) The Business

NAVTEQ Corporation ("the Company"), formerly known as Navigation Technologies Corporation, is a leading provider of digital map information and related software and services used in a wide range of navigation, mapping, and geographic-related applications, including products and services that provide maps, driving directions, turn-by-turn route guidance, fleet management, and tracking and geographic information systems. These products and services are provided to end users by our customers on various platforms, including: self-contained hardware and software systems installed in vehicles; personal computing devices, such as personal digital assistants and cell phones; server-based systems, including Internet and wireless services; and paper media.

The Company is engaged primarily in the creation, updating, enhancing, licensing, and distribution of its database for North America and Europe. The Company's database is a digital representation of road transportation networks constructed to provide a high level of accuracy and the useful level of detail necessary to support route guidance products and similar applications. The Company's database is licensed to leading automotive electronics manufacturers, automotive manufacturers, developers of advanced transportation applications, developers of geographic-based information products and services, location-based service providers, and other product and service providers. The Company is currently realizing revenue primarily from license fees charged to customers who incorporate the Company's database into their products or services.

(b) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(d) Cash Equivalents

The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

(e) Marketable Securities

The Company invests in marketable securities and classifies the securities as available-for-sale under Statement of Financial Accounting Standard (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with SFAS 115, available-for-sale marketable securities are accounted for at market prices, with the unrealized gain or loss, less applicable deferred income taxes, shown as a separate component of stockholders' equity.

At December 31, 2004, the Company began to classify its investment in auction-rate securities as short-term marketable securities. These investments, totaling $43,400, were included in cash and cash equivalents at September 26, 2004. None were held in periods prior to the quarter ended September 26, 2004. Such amounts will be reclassified in the interim financial statements for the third quarter of fiscal 2005 to conform to the December 31, 2004 classification. This change in classification will have no effect on the amounts of total current assets, total assets, net income, or cash flow from operations of the Company.

(f) Accounts Receivable

Accounts receivable are recorded at the invoiced amounts and do not bear interest. The allowance for doubtful accounts is recorded to provide for estimated losses resulting from uncollectible accounts, and is based principally upon specifically identified amounts where collection is deemed doubtful. Additional non-specific allowances are recorded based on historical experience and management's assessment of a variety of factors related to the general financial condition and business prospects of the Company's customer base. The Company reviews the collectibility of individual accounts and assesses the adequacy of the allowance for doubtful accounts monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

(g) Fair Value of Financial Instruments

The carrying values of cash equivalents, cash on deposit with affiliate, receivables, payables, and accrued expenses, approximate their fair values due to the short maturity of these instruments.

(h) Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Computers and equipment and purchased software are amortized over three years. Furniture and fixtures are amortized over five years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining lease terms.

(i) Derivatives

The Company uses a derivative financial instrument to manage foreign currency exchange rate risk. Derivative instruments are stated at fair value in the consolidated balance sheet. The Company did not designate the derivative as a hedge as defined by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Therefore, the changes in fair value of the derivative are recognized in the consolidated statements of operations.

(j) Revenue Recognition

Revenue is recognized when evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is probable, following the guidance in Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 104, "Revenue Recognition." Where arrangements have multiple elements, the Company applies the guidance prescribed by Emerging Issues Task Force (EITF) Consensus 00-21, "Revenue Arrangements with Multiple Deliverables."

The Company derives a substantial majority of its revenue from licensing its database. Revenue is recognized net of provisions for estimated uncollectible amounts and anticipated returns. Database licensing revenue includes revenue associated with nonrefundable minimum licensing fees, license fees from usage (including license fees in excess of nonrefundable minimum fees), prepaid licensing fees from distributors and customers and direct sales to end users. Nonrefundable minimum licensing fees are recognized as revenue ratably over the period of the arrangement. License fees from usage (including license fees in excess of nonrefundable minimum fees) are recognized in the period in which the customer reports them to the Company. Prepaid licensing fees are recognized in the period in which the distributor or customer reports that they have shipped the database to the end user. Revenue for direct sales of licenses is recognized when the database is shipped to the end user. Revenues from licensing arrangements including a second copy of the database are allocated equally to the two shipments of the database to the customer, which is consistent with their relative fair values. Licensing arrangements that entitle the customer to unspecified updates over a period of time are recognized as revenue ratably over the period of the arrangement.

(k) Database Creation and Distribution Costs

Database creation and distribution costs include the costs of database creation and updating, database licensing and distribution, and database-related software development. Database creation and updating costs of $57,206, $69,609, and $89,584 in 2002, 2003, and 2004, respectively, include the direct costs of database creation and validation, costs to obtain information used to construct the database and ongoing costs for updating and enhancing the database content. Database creation and updating costs are expensed as incurred, except costs of internal-use software, which are capitalized in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position No. 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and are then amortized on a straight-line basis over their estimated useful life, generally three to five years.

Database licensing and distribution costs of $21,243, $40,560, and $72,073 in 2002, 2003, and 2004, respectively, include direct costs related to reproduction of the database for licensing, professional services, and per copy sales (including shipping and handling costs of $2,881, $4,772, and $5,351 in 2002, 2003, and 2004, respectively). Database licensing and distribution costs are expensed as incurred.

Database-related software development costs consist primarily of costs for the development of software as follows: (i) applications used internally to improve the effectiveness of database creation and updating activities, (ii) enhancements to internal applications that enable the Company's core database to operate with emerging technologies, and (iii) applications to facilitate usage of the Company's map database by customers. Costs of internal-use software are accounted for in accordance with SOP 98-1. Accordingly, certain application development costs relating to internal-use software have been capitalized and are being amortized on a straight-line basis over the estimated useful lives of the assets, generally three to five years. The Company capitalized $10,027, $9,966, and $12,792 of internal-use software development costs during 2002, 2003, and 2004, respectively. Included in database creation and updating costs is the amortization of internal-use software costs of $4,591, $6,312, and $9,154 for the years ended December 31, 2002, 2003, and 2004, respectively. Software development and maintenance costs of $14,050, $15,672, and $24,672 in 2002, 2003, and 2004, respectively, did not qualify for capitalization and were expensed as incurred.

The Company performs strategic reviews of its software development initiatives, including a comprehensive assessment of its internal-use software development projects to ensure that projects with capitalized costs are expected to provide substantive future service potential. Based on this review, during the third quarter of 2002, management determined that certain capitalized software development costs were impaired, and it was necessary to write-down the balance by $2,114. This write-down is recorded within database creation and distribution costs in the accompanying 2002 consolidated statement of operations. Management believes that the remaining capitalized software development costs after this write-down are recoverable. In reaching this conclusion, management considered the progress of each of the Company's internal-use software development projects to date, expected completion timelines, and budgeted future expenditures for each of the projects.

(l) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(m) Foreign Currency Translation

The financial statements of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Foreign assets and liabilities in the accompanying consolidated balance sheets have been translated at the rate of exchange as of the balance sheet date. Revenue and expenses are translated at the average exchange rate for the year. Translation adjustments are reported as a component of accumulated other comprehensive income (loss) in stockholders' equity. Foreign currency transaction gains and losses are included in the consolidated statements of operations.

(n) Impairment of Long-lived Assets

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144, "Accounting for Impairment or Disposal of Long-lived Assets", which provides a single accounting model for long-lived assets to be disposed of. The Company adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not affect the Company's consolidated financial statements.

In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, capitalized software development costs, and intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

(o) Stock-Based Compensation

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, including Financial Accounting Standards Board (FASB) Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25," to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the fair value of the underlying common stock exceeds the exercise price of the option. Prior to 2003, under the Company's stock option plan, options were granted at exercise prices that were equal to the fair value of the underlying common stock on the date of grant. Therefore, no stock-based compensation expense was recorded in the consolidated statements of operations. During 2003, the Company granted options at exercise prices below the fair value of the underlying common stock on the date of grant. Accordingly, the Company recorded compensation expense related to these option grants of $816 and $792 for the years ended December 31, 2003 and 2004, respectively. Prior to the completion of the Company's initial public offering in August 2004, the fair value of the underlying common stock was determined by the Company's Board of Directors based on an internally-prepared valuation analysis using comparable companies, comparable merger transactions and discounted cash flow methodologies.

During 2004, the Company granted 769 restricted stock units to certain directors and employees under the Company's 2001 Stock Incentive Plan. The restricted stock units are securities that require the Company to deliver one share of common stock to the holder of each vested unit. Compensation expense is recognized ratably over the vesting periods of each tranche of the restricted stock units using a fair value equal to the fair market value of the Company's common stock on the date of grant. The weighted-average grant-date fair value of the restricted stock units was $22.19. The Company recognized $6,224 of compensation expense related to these restricted stock units during the year ended December 31, 2004. The expense is reported in both Database Creation and Distribution Costs and Selling, General and Administrative Expenses in the consolidated statements of operations. There were 769 restricted stock units outstanding as of December 31, 2004.

SFAS No. 123, "Accounting for Stock-Based Compensation" established accounting and disclosure requirements using a fair value based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above and has furnished the pro forma disclosures required by SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock Based Compensation—Transition and Disclosure." The compensation expense for stock options included in the pro forma disclosures is recognized over the vesting period using a straight-line method. The following table illustrates the effect on net income (loss) and earnings (loss) per share if the fair value based method had been applied in each period.

	Year Ended December 31		
	2002	2003	2004
Net income, as reported	$ 8,155	235,815	54,066
Add: Stock-based employee compensation expense included in reported net income, net of tax	—	506	4,310
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(4,268)	(1,952)	(5,610)
Pro forma net income	3,887	234,369	52,766
Deduct: Cumulative preferred stock dividends	(110,464)	—	—
Pro forma net income (loss) applicable to common stockholders	$ (106,577)	234,369	52,766
Earnings (loss) per share of common stock:			
Basic—as reported	$ (2.41)	2.81	0.62
Diluted—as reported	$ (2.41)	2.69	0.59
Basic—pro forma	$ (2.51)	2.79	0.61
Diluted—pro forma	$ (2.51)	2.67	0.57

The per share weighted-average fair value of stock options granted during 2002, 2003, and 2004 was $0.92 $6.92, and $13.38, respectively, for options granted with an exercise price that equals the fair value of the underlying common stock on the date of grant. The per share weighted-average fair value of stock options granted in 2003 for options granted with an exercise price less than the fair value of the underlying common stock on the date of grant was $8.19. The fair value of all options was computed as of the date of grant using the Black-Scholes method with the following weighted-average assumptions: 2002—no dividends, 75% volatility, risk-free interest rate of 2.94%, and expected life of 5.6 years; 2003—no dividends, 67% volatility, risk-free interest rate of 3.19%, and expected life of 4.9 years; 2004—no dividends, 67% volatility, risk-free interest rate of 3.41%, and expected life of 4.9 years.

(p) Comprehensive Income (Loss)

Accumulated other comprehensive loss is related to the Company's foreign currency translation adjustments and unrealized holding losses on available-for-sale marketable securities.

(q) Income (Loss) Per Share

Basic and diluted earnings (loss) per share is computed based on the net income (loss) after deducting cumulative preferred stock dividends, divided by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding for the period, in accordance with SFAS No. 128, "Earnings Per Share."

The following table sets forth the computation of earnings (loss) per share for the years ended December 31,:

	2002	2003	2004
Numerator:			
Net income	$ 8,155	235,815	54,066
Less: cumulative preferred stock dividends	(110,464)	—	—
Net income (loss) applicable to common stockholders	$ (102,309)	235,815	54,066
Denominator:			
Denominator for basic earnings (loss) per share—weighted-average shares outstanding	42,446	84,062	86,509
Effect of dilutive securities:			
Employee stock options	—	478	4,238
Restricted stock units	—	—	131
Warrants	—	3,053	1,123
Denominator for diluted earnings (loss) per share—weighted-average shares outstanding and assumed conversions	42,446	87,593	92,001
Earnings (loss) per share:			
Basic	$ (2.41)	2.81	0.62
Diluted	$ (2.41)	2.69	0.59

Options to purchase 7,783, 1,073, and 4 shares of common stock were outstanding at December 31, 2002, 2003, and 2004, respectively, but were not included in the computation of diluted earnings per share because the effect would be antidilutive. Warrants to purchase 3,384 shares of common stock were outstanding at December 31, 2002, but were not included in the computation of diluted earnings per share because the effect would be antidilutive. There were 286 shares of Series A cumulative convertible preferred stock and 3,043 shares of Series B cumulative convertible preferred stock which were converted into common stock as of October 1, 2002. The shares of preferred stock were not included in the computation of diluted earnings per share during 2002 because the effect would be antidilutive (See Note 8).

(r) Reclassifications

Certain 2002 and 2003 amounts in the consolidated financial statements have been reclassified to conform to the 2004 presentation.

(2)—Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment," to be effective for interim or annual periods beginning after June 15, 2005. SFAS No. 123(R) supersedes APB Opinion No. 25 and requires all share-based payments to employees, including grants of employee stock options, to be recognized as an operating expense in the income statement. The cost will be recognized over the requisite service period based on fair values measured on grant dates. The Company will adopt the new standard using the modified prospective transition method which permits recognition of expense on or after the effective date for the portion of outstanding awards for which the requisite service has not yet been rendered. The adoption of SFAS 123(R) will result in additional expense being recorded in future years related to the Company's share-based employee compensation programs.

(3)—Marketable Securities

At December 31, 2004, available-for-sale marketable securities consisted of the following:

	Amortized Cost	Unrealized Loss	Market Value
Short-term marketable securities:			
Commercial paper	$ 2,000	—	2,000
Preferred stock	4,000	—	4,000
Municipal bonds	39,650	—	39,650
Total short-term marketable securities	45,650	—	45,650
Long-term marketable securities:			
Corporate bonds and notes	13,939	(101)	13,838
U.S. Government and agency securities	13,500	(58)	13,442
Total long-term marketable securities	27,439	(159)	27,280
	$ 73,089	(159)	72,930

The Company's marketable securities consist of marketable securities of high credit quality and have contractual maturities of up to 39 years.

Other-than-temporary impairments are recognized if the market value of the investment is below its cost basis for an extended period of time or the issuer has experienced significant financial declines or difficulties in raising capital to continue operations. There were no other-than-temporary impairments for the year ended December 31, 2004. All of the marketable securities that have an unrealized loss have had that loss for less than twelve months.

(4)—Property and Equipment

The components of the Company's property and equipment as of December 31, 2003 and 2004 are as follows:

	2003	2004
Computers and equipment	$ 17,990	25,798
Furniture and fixtures	1,680	3,273
Purchased software	8,764	9,661
Leasehold improvements	3,756	5,003
	32,190	43,735
Less accumulated depreciation and amortization	(20,272)	(25,515)
	$ 11,918	18,220

(5)—Long-term Deferred Revenue

During the first quarter of 2004, the Company entered into a five-year license agreement to provide map database information to a customer. Under the license agreement, the customer paid $30,000 during the second quarter of 2004 related to license fees for the first three years of the agreement. The customer can use up to $10,000 of the credits in each of 2004, 2005 and 2006. As of December 31, 2004, $10,000 remained in the balance of short-term deferred revenue and $10,000 remained in the balance of long-term deferred revenue related to this agreement. In addition, the customer has an obligation to the Company of $20,000 payable on January 15, 2007 related to license fees in 2007 and 2008.

(6)—Line of Credit

On November 9, 2004, the Company obtained, through its operating subsidiary for North America, a new revolving line of credit that is scheduled to mature on December 1, 2005. Pursuant to the terms of the line of credit, the Company may borrow up to $25,000 at an interest rate of either U.S. LIBOR plus 0.5% or the greater of the prime rate or the Federal funds rate plus 0.5%. The Company is required to pay to the bank a quarterly facility fee of 7.5 basis points per annum on the average daily unused commitment. The Company has guaranteed its operating subsidiary's obligations under this facility. As of December 31, 2004, there were no outstanding borrowings against this line of credit.

(7)—Income Taxes

The domestic and foreign components of pre-tax income (loss) for the years ended December 31, 2002, 2003, and 2004 are as follows:

	2002	2003	2004
Domestic	$ (14,055)	9,915	2,716
Foreign	23,315	60,386	91,112
Income before income taxes	$ 9,260	70,301	93,828

The current and deferred components of income tax expense (benefit) for the years ended December 31, 2002, 2003, and 2004 are as follows:

	2002	2003	2004
Current:			
Federal	$ —	—	123
State	—	15	89
Foreign	1,105	3,223	1,877
Total current	1,105	3,238	2,089
Deferred:			
Federal	—	(73,089)	(692)
State	—	(8,513)	(147)
Foreign	—	(87,150)	38,512
Total deferred	—	(168,752)	37,673
Income tax expense (benefit)	$ 1,105	(165,514)	39,762

Total income tax expense (benefit) differed from the amount computed by applying the U.S. Federal statutory tax rates of 34%, 34%, and 35% to the income before income taxes for the years ended December 31, 2002, 2003, and 2004, respectively, due to the following:

	2002	2003	2004
Tax expense at U.S. Federal statutory rate	$ 3,148	23,903	32,839
State tax expense (benefit), net of Federal tax effect	(527)	331	78
Foreign withholding tax, net of Federal tax effect	—	1,288	444
Impact of foreign rates and other permanent items	1,220	(7,573)	2,148
Impact of adjustments to deferred taxes due to changes in statutory tax rates	—	—	3,824
Decrease in valuation allowance	(2,736)	(183,463)	(24)
Other	—	—	453
Income tax expense (benefit)	$ 1,105	(165,514)	39,762

Deferred tax assets and liabilities as of December 31, 2003 and 2004 are summarized as follows:

	2003	2004
Deferred tax assets:		
Current:		
Net operating loss carryforwards	$ 34,966	42,304
Deferred revenue	4,590	6,755
Other deductible temporary differences	1,648	1,773
Total current deferred tax assets	41,204	50,832
Non-current:		
Research and development credit carryforwards	6,716	6,456
Interest not currently deductible	81,980	78,784
Net operating loss carryforwards	127,466	83,562
Deferred revenue	1,221	5,147
Other deductible temporary differences	2,974	8,501
Total non-current deferred tax assets	220,357	182,450
Gross deferred tax assets	261,561	233,282
Less valuation allowance	(85,439)	(86,478)
Net deferred tax assets	176,122	146,804
Deferred tax liabilities:		
Current:		
Other deductible temporary differences	(155)	(136)
Total current deferred tax liabilities	(155)	(136)
Non-current:		
Capitalized software development costs, net	(3,902)	(3,903)
Total non-current deferred tax liabilities	(3,902)	(3,903)
Gross deferred tax liabilities	(4,057)	(4,039)
Deferred income taxes	$ 172,065	142,765

During 2004, the deferred tax asset valuation allowance increased $1,039.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Prior to 2003, the Company had provided a valuation allowance for the entire balance of deferred tax assets due to the uncertainty of generating future taxable income that would allow for the realization of such deferred tax assets. During 2003, the Company made the determination that it is more likely than not that it would be able to realize the benefits of the deferred tax assets related to net operating loss carryforwards and other temporary items in Europe and North America. In reaching the determination, the Company considered both positive and negative evidence. Positive evidence included the Company's strong recent revenue growth and operating performance, expectations regarding the generation of future taxable income, the length of available carryforward periods, the Company's market position and the expected growth of the market. Negative evidence included the Company's history of operating losses through 2001 and the likelihood of increased competition and loss of a significant customer. From that analysis, the Company determined that sufficient evidence existed to conclude that it was more likely than not that the benefits of certain of the deferred tax assets will be realized. Accordingly, the Company reversed the related valuation allowance resulting in the recognition of a deferred income tax benefit of $168,752.

In addition, as of December 31, 2004, the Company has U.S. interest expense carryforwards for both Federal and state income tax purposes of approximately $204,237. As of December 31, 2003, the Company had fully reserved for the tax benefits related to the interest expense carryforwards as management believed it was more likely than not that the benefits would not be realized. At such time, the Company believed it was more likely than not that the Company would not realize the benefit associated with the interest expense carryforwards due to (1) restrictions placed on the deductibility of the interest as a result of Philips' controlling interest in the Company and (2) uncertainty about the Company's ability to generate sufficient incremental future taxable income in the United States to offset the additional interest expense deductions. During the third quarter of 2004, Philips relinquished its controlling interest in the Company following the initial public offering. As a result, the Company is now allowed to deduct the deferred interest expense in tandem with the net operating loss carryforwards. Following the initial public offering, the Company reevaluated whether it is more likely than not that the tax benefits associated with the U.S. net operating loss carryforwards together with the interest expense carryforwards will be realized. Based on that evaluation, the Company concluded that the recorded valuation allowance for deferred tax assets reflected the amount that management believes is more likely than not to expire before realization and, accordingly, that no adjustment to the balance of the related valuation allowance was required. As of December 31, 2004, the Company had a valuation allowance for deferred tax assets of $86,478 related to a portion of the existing U.S. net operating loss and interest expense carryforwards, and Canadian net operating loss carryforwards.

As of December 31, 2004, the Company had net operating loss carryforwards for U.S. Federal and state income tax purposes of approximately $191,777 and $65,342, respectively. The difference between the U.S. Federal loss carryforwards and the state loss carryforwards results primarily from a 50% limitation on California loss carryforwards, capitalized research and development costs for California tax purposes, and a five-year limit on California net operating loss carryforwards. As of December 31, 2004, the Company also had net operating loss carryforwards in Europe of approximately $176,583 with no expiration date and in Canada of approximately $1,207 with generally a seven-year carryforward period.

The Company also has available tax credit carryforwards of approximately $4,527 and $1,930 for U.S. Federal and state tax purposes, respectively.

If not utilized, Federal and state net operating loss carryforwards expire through 2022 and Federal tax credit carryforwards expire through 2023, as follows:

Year of expiration	Federal net operating loss carryforwards	State net operating loss carryforwards	Federal tax credit carryforwards
2005	$ —	888	83
2006	—	2,085	75
2007	—	805	152
2008	5,514	545	114
2009	5,715	468	28
Thereafter through 2023	180,548	60,551	4,075
	$ 191,777	65,342	4,527

There is no expiration date for state tax credit carryforwards and U.S. Federal interest expense carryforwards.

(8)—Stockholders' Equity

In connection with a registration rights agreement between Philips Consumer Electronic Services B.V. ("Philips B.V.") and the Company, Philips B.V. exercised its first demand registration right on April 16, 2004. Pursuant to this request, the Company filed a Registration Statement on Form S-1 (Reg. No. 333-114637) on April 20, 2004 with the Securities and Exchange Commission to register the Company's common stock in an initial public offering, which became effective on August 5, 2004. The Company's initial public offering was completed on August 11, 2004. At closing, the Company's selling stockholders, Philips B.V. and NavPart I B.V., received all of the proceeds from the sale of shares in the offering. As of December 31, 2004, Philips B.V. owned 30,521 shares of common stock, or approximately 34.8%, of the Company. Philips B.V. has certain call rights with respect to 2,580 shares owned by NavPart II B.V ("NavPart II"), a wholly-owned subsidiary of NavPart I B.V ("NavPart I"). According to reports furnished to the Company pursuant to Sections 16(a) and 13(d) of the Securities Exchange Act of 1934, Philips B.V. delivered an exercise notice to NavPart I in August 2004 with respect to the aforementioned shares owned by NavPart II. The transfer of these shares was completed in March 2005. Philips B.V.'s ownership as of December 31, 2004, including these shares, would be 33,101 shares of the Company's common stock, or approximately 37.7% of the shares outstanding.

In April 2004, the Company declared a special cash dividend to common stockholders of record as of April 19, 2004 in the amount of $47,159, which was paid on June 18, 2004.

On April 27, 2004, the Company's board of directors and stockholders approved a reverse split of the Company's common stock. The ratio for the reverse split was 1-for-14, as determined by the Company's board of directors. The Company amended its amended and restated certificate of incorporation on August 5, 2004 to effect this reverse split and to change the number of authorized shares of common stock to 400,000. All previously reported share amounts have been retroactively adjusted to give effect to the reverse split.

On April 28, 2004, Philips B.V. exercised its warrants to acquire 3,384 shares of the Company's common stock at a purchase price of $0.14 per share. The Company received $474 in proceeds related to the exercise of the warrants. The shares issued upon exercise of the warrants were not included in Philips' outstanding common stock for purposes of the special cash dividend paid to the Company's stockholders on June 18, 2004.

Preferred Stock Conversion and Related Litigation with Philips

In March 2001, the Company entered into a stock purchase agreement with Philips B.V. pursuant to which Philips B.V. acquired 172 shares of the Company's Series A cumulative convertible preferred stock in exchange for promissory notes payable by the Company having an aggregate value of $17,000 and $7,100 in cash, and 3,043 shares of the Company's Series B cumulative convertible preferred stock in exchange for promissory notes payable by the Company having an aggregate value of $426,000. Philips also agreed to purchase Series A shares in addition to the 172 shares, up to an aggregate of $50,000 of Series A preferred shares as requested by the Company in accordance with the procedures set forth in the stock purchase agreement. After entering into the stock purchase agreement, Philips B.V. acquired an additional 114 shares of the Company's Series A cumulative convertible preferred stock for an aggregate purchase price of $16,000 under the stand-by equity line. The terms of the Series A and Series B cumulative convertible preferred stock provided that these shares were to automatically convert into shares of common stock upon the earliest to occur of (i) the closing of a qualifying initial public offering of the Company's securities, (ii) the closing of a qualifying change of control transaction, or (iii) October 1, 2002. The conversion was to be made into the number of shares of common stock determined by dividing the liquidation preference, plus all cumulative but unpaid dividends per share, by the applicable per share conversion price. The terms of the stock purchase agreement were negotiated by a special committee of the Company's Board of Directors, which consisted of board members who were not employees of Philips. The Company believes that the terms were comparable to those that could have been obtained from an unaffiliated third party.

On September 20, 2002, Philips B.V. filed a complaint against the Company in the Chancery Court of the State of Delaware in and for New Castle County. The complaint alleged that the Company did not intend to comply with the Company's obligations under the certificates of designations for the Company's Series A and Series B cumulative convertible preferred stock to convert this preferred stock into common stock pursuant to the terms of the preferred stock. A special committee of the Company's board of directors was formed to address the Company's defense to the complaint. On December 19, 2002, the special committee determined that the applicable per share conversion price of the Company's common stock as of October 1, 2002 was $12.04 per share. Based on this determination, all of the Series A and Series B cumulative convertible preferred stock automatically converted pursuant to their terms as of October 1, 2002 into 55,477 shares of the Company's common stock. Upon conversion, the aggregate liquidation preferences of Series A and Series B cumulative convertible preferred stock were $58,242 (including $18,182 of dividends in arrears) and $609,699 (including $183,699 of dividends in arrears), respectively.

Following unsuccessful settlement negotiations, in August 2003 Philips B.V. filed an amended and restated complaint against the Company and additionally named as defendants Mr. van Ommeren, one of the Company's directors, and T. Russell Shields, a former director, each of whom was a member of the special committee. Among other claims, the amended and restated complaint disputed the $12.04 per share conversion price of the preferred stock as of October 1, 2002, as determined by Mr. Shields and van Ommeren as the disinterested members of the board. Following further settlement negotiations, in December 2003, Philips B.V. accepted the per share conversion price of $12.04 per share as of October 1, 2002 and, in March 2004, the litigation was dismissed.

Deferred Compensation Expense

During 2003, the Company granted stock options to its employees where the exercise price was less than the fair value of the Company's common stock on the date of grant. The grant resulted in an aggregate measurement of compensation cost of $3,148, which will be recognized over the vesting period of the awards. The Company expensed $816 and $792 of the total measured compensation cost during 2003 and 2004, respectively. During 2004, the Company granted restricted stock units to certain directors and employees (see Note 1 (o)). The Company recorded $17,061 in deferred compensation and amortized to expense $6,224 in compensation cost related to the grants. As of December 31, 2004, deferred compensation totaling $12,403 remained and will be recognized over the vesting periods of the corresponding grants.

Other

During 2000, the Company loaned a former employee $219 to enable the individual to exercise options for the purchase of 18 shares of newly issued common stock. The loan was represented by a limited recourse promissory note with a November 20, 2004 maturity date. Interest accrued at 6.2% per annum and was payable at maturity. During 2004, the former employee tendered shares of the Company's common stock to satisfy the obligation.

(9)—Stock Option Plans

In 1988, the Company adopted a stock option plan (1988 Plan). The total authorized shares under the 1988 Plan are 2,550. Options granted under the 1988 Plan are for periods not to exceed 10 years and may be either incentive stock options as that term is used in Section 422 of the Internal Revenue Code (Incentive Stock Options) or options which do not qualify as Incentive Stock Options (Supplemental Stock Options). All grants under the 1988 Plan must be at prices of not less than 100% of the fair value of the common stock as determined by the

Company's Board of Directors at the date of grant in the case of Incentive Stock Options, and 85% of fair value in the case of Supplemental Stock Options. Options granted after July 1995 generally vest monthly over 48 months from the employee's date of hire, and options granted prior to July 1995 generally vest at 25% per year beginning with the anniversary of the employee's date of hire. All stock options granted under the 1988 Plan have a 10-year term.

In April 1996, the Company's Board of Directors approved the 1996 Stock Option Plan (1996 Plan). The 1996 Plan was amended and restated by the Company's Board of Directors in June 1996, and amended in August 2000. The 1996 Plan, as amended, provides for grants of incentive stock options, nonstatutory stock options, and stock purchase rights to employees (including employees who are officers) of the Company and its subsidiaries; provided, however, that no employee may be granted an option for more than 1,429 shares in any one fiscal year. The 1996 Plan also provides for grants of nonstatutory stock options and stock purchase rights to consultants. Stock options granted under the 1996 Plan prior to August 2000 generally have 10-year terms and vest monthly over 48 months. Stock options granted under the 1996 Plan after the amendment in August 2000 generally have 10-year terms and vest as follows: 25% of the options granted vest on the first day of the month following the employee's date of hire and the remaining options vest monthly over 48 months.

In October 1998, the Company's Board of Directors approved the 1998 California Stock Option Plan (1998 Plan). The 1998 Plan was amended in August 2000. The 1998 Plan provides for grants of incentive stock options, nonstatutory stock options, and stock purchase rights to employees (including employees who are officers) of the Company and its subsidiaries. The 1998 Plan also provides for grants of nonstatutory stock options and stock purchase rights to consultants. Stock options granted under the 1998 Plan prior to August 2000 generally have 10-year terms and vest monthly over 48 months. Stock options granted under the 1998 Plan after the August 2000 amendment generally have 10-year terms and vest as follows: 25% of the options granted vest on the first day of the month following the employee's date of hire and the remaining options vest monthly over 48 months.

During 2000, the Company's Board of Directors approved three separate Stock Option Agreements to three employees. The agreements provide for grants of stock options to these employees. Stock options granted under the first Stock Option Agreement total 2,500 shares of common stock, which have been reserved for issuance under this agreement. One fourth of the options under this Stock Option Agreement vest on the employee's date of hire. Thereafter, one fourth of the shares subject to this Stock Option Agreement vest on each of the first, second and third anniversaries of the employee's date of hire. Stock options granted under the remaining Stock Option Agreements total 750 shares of common stock, which have been reserved for issuance under these agreements. These options vest monthly over 48 months. All options issued under these Stock Option Agreements have 10-year terms and are adjusted pro rata for any stock dividends, stock splits, and reverse stock splits. Upon termination of one of these employees, 536 shares of common stock reserved for issuance under one of the Stock Option Agreements were cancelled in 2001. The remaining two Stock Option Agreements were cancelled in October 2001 pursuant to the Company's exchange offer described below, and replacement options were granted to these two employees in May 2002.

In August 2001, the Company's Board of Directors approved the 2001 Stock Incentive Plan (2001 Plan). The 2001 Plan provides for grants of incentive stock options, nonstatutory stock options, and stock purchase rights to employees (including employees who are officers) of the Company and its subsidiaries. The 2001 Plan also provides for grants of nonstatutory stock options and stock purchase rights to consultants. Stock options granted under the 2001 Plan generally have 10-year terms and vest as follows: 25% of the options granted vest on the anniversary of the employee's date of hire and the remaining options vest monthly over 36 months. The Company has reserved 10,931 shares of common stock for issuance under the 2001 Plan. All options issued under the 2001 Plan are adjusted pro rata for any stock dividends, stock splits, and reverse stock splits.

As of December 31, 2004, there were 10,432 shares available for grant under the 2001 Plan, and there were no shares available for grant under the 1988, 1996 or 1998 Plans. The Company has reserved 88, 7,360 and 3,571 shares of common stock for issuance under the 1988, 1996 and 1998 Plans, respectively. All options issued under the 1988, 1996, and 1998 Plans are adjusted pro rata for any stock dividends, stock splits and reverse stock splits.

Exchange Offer

On October 1, 2001, the Company completed an offer to substantially all employees, other than employees resident in Canada, holding stock options having an exercise price of $11.90 or $15.40, that enabled such holders to cancel their options in return for a promise to grant new options to purchase an equal number of shares of common stock no sooner than six months and one day after such cancellation at an exercise price equal to the fair value of the Company's common stock on the date of grant. No options were granted to the Company's employees within six months prior to the cancellation. Pursuant to the exchange offer, options to purchase 4,372 shares of common stock with an exercise price of $11.90 and options to purchase 1,657 shares of common stock with an exercise price of $15.40 were cancelled. The Company granted replacement options to purchase 5,995 shares of common stock to employees on May 15, 2002, with an exercise price equal to $1.40 per share, which was determined to be the fair value of the Company's common stock on that date. In connection with the determination of fair value, the Board had the assistance of an independent valuation firm, considered information provided by the Company's principal stockholders, and reviewed such other information as deemed relevant. The Company did not enter into any agreements, formal or otherwise, to compensate its employees for increases in the fair value of the Company's common stock during the period between cancellation and the grant of the replacement awards.

Stock Option Activity

Stock option activity during 2002, 2003, and 2004 is as follows:

	Number of options	Weighted-average exercise price	Options exercisable	Weighted-average exercise price
Balance as of December 31, 2001	1,176	$ 11.93	1,080	$ 11.62
Granted	6,880	1.40		
Exercised	(44)	1.71		
Forfeited	(229)	5.09		
Balance as of December 31, 2002	7,783	2.88	5,704	3.36
Granted (with exercise price equal to fair value on the date of grant)	93	12.04		
Granted (with exercise price less than fair value on the date of grant)	714	7.63		
Exercised	(182)	1.58		
Forfeited	(179)	7.00		
Balance as of December 31, 2003	8,229	3.34	6,851	2.94
Granted	508	23.12		
Exercised	(215)	4.59		
Forfeited	(46)	7.68		
Balance as of December 31, 2004	8,476	4.46	7,379	3.00

The following table summarizes information about stock options outstanding as of December 31, 2004:

	Options outstanding			Options exercisable	
Exercise prices	Number of options outstanding	Weighted-average remaining contractual life (years)	Weighted-average exercise price	Number of options exercisable	Weighted-average exercise price
$ 1.40	6,288	7.38	$ 1.40	6,138	$ 1.40
4.20 – 10.50	689	8.98	7.59	310	7.13
11.90 – 15.40	993	3.02	12.17	931	12.18
22.00	481	9.60	22.00	—	—
38.06 – 45.05	25	9.96	44.42	—	—
	8,476	7.13	$ 4.46	7,379	$ 3.00

(10)—Related Party Transactions

(a) Philips and Affiliates

As of December 31, 2004, Philips B.V. owned 30,521 shares of the Company's common stock, representing approximately 34.8% of the Company's outstanding common stock. Philips B.V. has certain call rights with respect to 2,580 shares owned by NavPart II, a wholly-owned subsidiary of NavPart I. According to reports furnished to the Company pursuant to Sections 16(a) and 13(d) of the Securities Exchange Act of 1934, Philips B.V. delivered an exercise notice to NavPart I in August 2004 with respect to the aforementioned shares owned by NavPart II. The transfer of these shares was completed in March 2005. Philips B.V.'s ownership as of December 31, 2004, including these shares, would be 33,101 shares of the Company's common stock, or approximately 37.7% of the total outstanding.

As of December 31, 2002 and 2003, Philips B.V. held warrants to purchase 3,384 shares of the Company's common stock. The per share exercise price of the warrants was $0.14. The warrants were granted on various dates between 1997 and 2000 pursuant to the loan agreement described below. The warrants were exercisable through and would have expired on April 1, 2007, were subject to adjustment for stock splits or dividends, and had certain antidilution provisions for below market issuances. The warrants were exercised on April 28, 2004 as described in Note 8.

Debt Extinguishment and Issuance of Preferred Stock

Between January 19, 2001 and March 22, 2001, the Company issued demand promissory notes to Philips B.V. for cash proceeds of $16,600. On March 29, 2001, the Company entered into a stock purchase agreement with Philips B.V. pursuant to which: (i) the $16,954 balance of these promissory notes, including accrued and capitalized interest thereon, was settled in exchange for the issuance of 121 shares of Series A cumulative convertible preferred stock and (ii) all $426,000 of outstanding borrowings under the amended and restated master loan agreement dated April 1, 1997, including accrued and capitalized interest thereon, were settled in exchange for the issuance of 3,043 shares of Series B cumulative convertible preferred stock. In conjunction with the closing of the stock purchase agreement, Philips B.V. purchased 51 additional shares of Series A cumulative convertible preferred stock for cash proceeds of $7,100. As a result of this transaction, the master loan agreement and the security interest in the Company's assets thereunder were terminated. The Company incurred a $69,568 loss upon extinguishment of the secured notes payable to Philips B.V., resulting from the unamortized debt discount on the notes as of March 29, 2001. Upon consummation of the stock purchase agreement, Philips B.V. owned approximately 79% of the combined voting power of the outstanding common and preferred stock of the Company, without giving effect to non-voting warrants that entitled Philips B.V. to purchase 3,384 additional shares of common stock. Philips B.V. is entitled to certain registration rights with respect to its shares of stock in the Company.

The stock purchase agreement stipulated that Philips B.V. would provide up to $50,000 of financing to the Company in exchange for the issuance of Series A cumulative convertible preferred stock up to the earliest date on which a conversion event under the terms of the agreement occurred. The aggregate proceeds of $24,054 received from the sale of Series A shares and conversion of demand promissory notes upon consummation of the stock purchase agreement were applied against the $50,000 financing commitment. Between May 3, 2001 and December 31, 2001, the Company issued 114 shares of Series A cumulative convertible preferred stock for $16,000 of cash proceeds. The Company did not issue any shares of Series A cumulative convertible preferred stock during 2002. As described in note 8, the Series A and Series B cumulative convertible preferred stock converted to common stock as of October 1, 2002.

The Company also entered into a Registration Rights Agreement with Philips B.V. dated as of March 29, 2001. Under this agreement, the Company granted Philips B.V. certain rights with respect to the registration, under the Securities Act of 1933, of shares of the Company's common stock owned by Philips B.V. The Company may be required to register, at the Company's expense, some or all of Philips B.V.'s shares at any time. Philips B.V. is entitled to make up to four demands for registration. However, the Company is not required to effect any requested registration until a period of six months has elapsed from the effective date of the most recent previous registration. In addition to these demand registration rights, if the Company proposes to register any shares of its common stock for public sale under the Securities Act of 1933, either for its own account or the account of any other person, Philips B.V. may require that the Company include some or all of its shares in that registration. The Company is obligated to pay all of the expenses incurred in connection with the registration (other than certain selling expenses of Philips B.V.). The underwriter of an offering of the Company's securities proposed to be made under this provision may limit the number of shares of the Company's stock owned by Philips B.V. to be included in the registration under certain circumstances. The Company's obligations terminate with respect to the registration rights after the earlier of: (i) five years after an initial public offering or (ii) the date at which Philips B.V. is able to sell its registrable securities within a 180-day period in accordance with Rule 144 under the Securities Act of 1933.

Letter of Credit Guarantee

The Company obtained an irrevocable standby letter of credit with LaSalle Bank N.A. in conjunction with one of its facility leases. The original face amount of $2,000 declined annually until November 30, 2007, which is the end of the facility lease. Philips N.V. issued an unconditional and irrevocable guarantee to the bank as the primary obligor, in accordance with the Company's obligations regarding this facility lease. The Company issued a counter guarantee to Philips N.V. in which it agreed to pay a fee of 1.5% per annum of the original $2,000 face value amount of the stand-by letter of credit as reduced from time to time in accordance with its terms. In 2003, the Company paid $60 related to the counter guarantee. The letter of credit, the Philips guarantee, and the counter guarantee were cancelled in 2004.

Cash on Deposit with Affiliate

The Company entered into a deposit agreement dated as of May 21, 2002 with Koninklijke Philips Electronics N.V. ("Philips N.V."), the parent company of the Company's majority stockholder prior to the Company's initial public offering, which was subsequently assigned to the Company's U.S. operating subsidiary. The Company's European operating subsidiary also entered into a deposit agreement with Philips N.V. dated as of September 26, 2003. These deposit agreements were for the purpose of optimizing the returns on temporary excess cash and earned interest at a rate of U.S. LIBOR minus ¼% for a U.S. dollar deposit and EURIBOR/EONIA minus ¼% for euro deposits.

The deposit agreements with Philips N.V. expired on August 11, 2004 upon completion of the Company's initial public offering, at which time the Company invested cash balances in excess of short-term operational needs in cash equivalents and marketable securities.

During 2003 and 2004, the Company received $268 and $256, respectively, in interest income related to the deposit agreements.

Swap Agreement

On April 22, 2003, the Company entered into a U.S. dollar/euro currency swap agreement (the "Swap") with Philips N.V., which was subsequently assigned to an unaffiliated third party in the third quarter of 2004. The purpose of the Swap was to minimize the exchange rate exposure between the U.S. dollar and the euro on the expected repayment of an intercompany obligation. The intercompany balance is payable by one of the Company's European subsidiaries to the Company and one of its U.S. subsidiaries, and is due in U.S. dollars. Through December 31, 2002, this intercompany balance was considered permanent in nature, as repayment was not expected to occur in the foreseeable future. However, primarily as a result of improved operating performance in the Company's European business, management concluded that cash flows would be sufficient to support repayment over the next several years. Accordingly, effective January 1, 2003, the Company adopted a plan for repayment and the loan is no longer designated as permanent in nature.

Under the terms of the Swap, the Company's European subsidiary made payments to the other party to the Swap in euros in exchange for the U.S. dollar equivalent at a fixed exchange rate of $1.0947 U.S. dollar/euro. The U.S. dollar proceeds obtained under the Swap will be utilized to make payments of principal on the intercompany loan. The outstanding principal balance under the intercompany loan was $187,136 at April 22, 2003. The Swap has a maturity date of December 22, 2006 and provides for settlement on a monthly basis in proportion to the repayment of the intercompany obligation. As of December 31, 2004, the outstanding intercompany obligation was $87,352 and the fair value of the Swap was a liability of $21,616.

The intercompany loan bears interest at one-month U.S. LIBOR. The Swap also provides that the European subsidiary of the Company will pay interest due in euros on a monthly basis to the other party to the Swap in exchange for U.S. dollars at the one-month U.S. dollar LIBOR rate.

Software License

In October 2004, the Company licensed certain software to Philips for development purposes and provided consulting services related to this software. The Company did not receive any license fees or consulting fees in 2004.

Other

The Company entered into transactions with affiliates of Philips N.V., under which the Company received software, software-related consulting services, tax consulting services, fleet services, insurance services, and purchasing services. Total fees incurred for these services of $1,791, $1,026, and $1,342 are included in operating costs and expenses for the years ended December 31, 2002, 2003, and 2004, respectively.

(b) Other Related Party Transactions

The Company has a consulting agreement with T. Russell Shields, a former member of the Company's Board of Directors, who resigned from the Board effective April 2004. In addition, Shields Enterprises, Inc. ("SEI Information Technology"), which is owned by Mr. Shields, provides technical support to the Company on a contractual basis for development of proprietary software and systems for database creation and updating.

Total fees incurred for services from SEI Information Technology were $0, $40, and $176 for the years ended December 31, 2002, 2003, and 2004, respectively. Total fees incurred for services from Mr. Shields were $25, $32, and $36 for the years ended December 31, 2002, 2003, and 2004, respectively.

(11)—Foreign Currency Derivatives

On April 22, 2003, the Company entered into a U.S. dollar/euro currency swap agreement (the "Swap") with Philips N.V. to minimize the exchange rate exposure between the U.S. dollar and the euro on the expected repayment of an intercompany obligation. The Swap was subsequently assigned to an unaffiliated third party in the third quarter of 2004. The terms of the Swap are described in Note 10 under the caption "Swap Agreement."

The Swap was not designated for hedge accounting and therefore changes in the fair value of the Swap are recognized in current period earnings. A loss on the fair value of the Swap of $21,997 and a gain on the fair value of the Swap of $3,662 were recorded for the years ended December 31, 2003 and 2004, respectively. This loss was offset by foreign currency translation gains of $22,915 and $6,194 recognized as a result of the remeasurement of the outstanding intercompany obligation at December 31, 2003 and 2004, respectively, and foreign currency transaction losses of $963 and $9,812 recognized in earnings during the years ended December 31, 2003 and 2004, respectively, resulting from foreign currency exchange differences arising on the repayments of the intercompany obligation.

(12)—Employee Benefit Plans

The Company sponsors a Savings and Investment Plan (the Plan) that qualifies as a thrift plan under Section 401(k) of the Internal Revenue Code. All of the Company's employees who have completed three months of service are eligible to participate in the Plan. The Plan allows participants to contribute up to 20% of eligible compensation, subject to the maximum amount allowable under Internal Revenue Service regulations. The Plan permits, but does not require, additional matching contributions by the Company. In addition, the Company has sponsored savings and investment plans in its European subsidiaries. The Company contributed $580, $1,602, and $2,347 to these defined contribution employee benefit plans for the years ended December 31, 2002, 2003, and 2004, respectively.

(13)—Enterprise-wide Disclosures

The Company operates in one business segment and therefore does not report operating income, identifiable assets and/or other resources related to business segments. The Company derives its revenues primarily from database license fees. Revenues for geographic data of the United States/Canada and Europe are attributed to North America (United States) and Europe (The Netherlands) based on the entity that executed the related licensing agreement. Revenues for geographic data for countries outside of the United States/Canada and Europe are attributed to Europe, which revenues are not material.

The following summarizes net revenue on a geographic basis:

	Years Ended December 31,		
	2002	2003	2004
Net revenue:			
North America	$ 52,807	91,664	125,317
Europe	113,042	180,959	267,541
Total net revenue	$ 165,849	272,623	392,858

The following summarizes long-lived assets on a geographic basis as of:

	December 31,	
	2003	2004
Property and equipment, net:		
North America	$ 8,331	12,367
Europe	3,587	5,853
Total property and equipment, net	$ 11,918	18,220
Capitalized software development costs, net:		
North America	$ 22,605	26,243
Europe	—	—
Total capitalized software development costs, net	$ 22,605	26,243

(14)—Concentrations of Risk

Approximately 26% of the Company's revenue for the year ended December 31, 2004 was from two customers, accounting for 16% and 10%, respectively, of total revenue. Approximately 29% of the Company's revenue for the year ended December 31, 2003 was from two customers, accounting for 18% and 12%, respectively, of total revenue. Approximately 28% of the Company's revenue for the year ended December 31, 2002 was from two customers, accounting for 15% and 13%, respectively, of total revenue.

(15)—Lease Obligations

The Company leases its facilities, automobiles, and certain equipment under operating leases expiring through 2013. Monthly payments under certain facility leases are subject to fixed increases. For accounting purposes, rent expense is based on a straight-line amortization of the total payments required over the lease term. The leases require the Company to pay property taxes, insurance, maintenance, and repair costs.

The Company's aggregate future minimum lease obligations as of December 31, 2004 are as follows:

Year Ending December 31:	
2005	$ 11,996
2006	8,963
2007	6,073
2008	1,915
2009	1,630
Thereafter	2,625
	$ 33,202

Total rent expense under operating leases for facilities and equipment was $8,301, $8,850, and $10,795 for the years ended December 31, 2002, 2003, and 2004, respectively.

(16)—Quarterly Results (unaudited)

The following table presents the Company's selected unaudited quarterly results:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
For the year ended December 31, 2003				
Net revenue	$ 52,035	67,534	71,320	81,734
Operating income	11,628	20,703	19,483	11,944
Net income	15,477	22,773	18,693	178,872
Net income applicable to common stockholders	15,477	22,773	18,693	178,872
Basic earnings per share of common stock*	0.18	0.27	0.22	2.13
Diluted earnings per share of common stock*	0.18	0.26	0.21	2.01
For the year ended December 31, 2004				
Net revenue	$ 79,465	96,600	97,793	119,000
Operating income	15,934	24,845	22,099	31,708
Net income	9,719	15,323	13,596	15,428
Net income applicable to common stockholders	9,719	15,323	13,596	15,428
Basic earnings per share of common stock*	0.12	0.18	0.16	0.18
Diluted earnings per share of common stock*	0.11	0.17	0.15	0.17

** The earnings per share computation for the year is a separate, annual calculation. Accordingly, the sum of the quarterly earnings per share amounts does not necessarily equal the earnings per share for the year.*

Corporate Headquarters

222 Merchandise Mart, Suite 900
Chicago, Illinois 60654 U.S.A.
312 894 7000
www.navteq.com

NAVTEQ Stock Information

NAVTEQ common stock is listed on the New York Stock Exchange under the symbol "NVT." NAVTEQ's filings with the Securities and Exchange Commission (SEC) can be found on our website at www.navteq.com

The following table sets forth the high and low sales prices per share of our common stock for the third and fourth quarter of 2004:

	3rd Quarter, 2004*	4th Quarter, 2004
High	$ 37.55	$ 48.37
Low	$ 24.00	$ 35.00

* The sales price information set forth above for the 3rd Quarter of 2004 reflects the Company's sales price information since August 6, 2004, the date of the Company's initial public offering.

Holders

As of February 1, 2005, our common stock was held by 563 stockholders of record.

Dividends

Except for a special cash dividend that was paid to our common stockholders on June 18, 2004, we have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. In addition, neither we nor our subsidiaries may pay any cash dividends with respect to any shares of any class of our capital stock in accordance with our existing revolving credit agreement. This restriction materially limits our ability to pay dividends on our common stock. Payment of future cash dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion, and in accordance with the revolving credit agreement. Our ability to pay dividends also may be limited by financing or other agreements that we may enter into in the future.

In April 2004, our Board of Directors considered the payment of a special dividend to stockholders as a means to provide a return on investment to our long-term investors. After taking into account our financial condition, recent financial performance and short-term cash requirements, our Board of Directors declared a special cash dividend to our common stockholders of record as of April 19, 2004 in the amount of approximately $47.2 million, which was paid on June 18, 2004.

Certifications

Copies of the CEO/CFO certifications required under Section 302 of the Sarbanes Oxley Act of 2002 have been filed as an exhibit to the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 2004. A copy of the Annual CEO Certification to the New York Stock Exchange pursuant to Section 303A.12(a) of the NYSE Listed Company Manual has been filed by the Company.

Availability of Annual Report on Form 10-K, as Amended

A copy of the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 2004 filed with the Securities and Exchange Commission is available without charge upon written request to Investor Relations; NAVTEQ; 222 Merchandise Mart, Suite 900; Chicago, Illinois 60654; by calling (312) 894-7500; or by accessing the Company's website at www.navteq.com under Investor Relations.

Annual Meeting of Stockholders

NAVTEQ stockholders as of March 18, 2005 are invited to attend and vote at our annual meeting, which will be held in Chicago, Illinois, May 11, 2005, 9:00am local time at the following venue:

Holiday Inn Mart Plaza
Brio Ballroom, 15th Floor
350 North Orleans Street
Chicago, Illinois 60654 U.S.A.

The doors will open at approximately 8:30am local time.

Transfer Agent

Computershare Investor Services LLC
2 North LaSalle Street
Chicago, Illinois 60602 U.S.A.
312 588 4993

Independent Registered Public Accounting Firm

KPMG LLP
Chicago, Illinois U.S.A.

NAVTEQ



NAVTEQ
One World. One Map.

222 Merchandise Mart, Suite 900
Chicago, Illinois 60654
United States of America
Tel: 312 894 7000 Fax: 312 894 7050
navteq.com